50 Years of Innovation

NORDSON CORPORATION

NASDAQ

A Special Tribute

Eric and Evan Nord, the two sons of Walter Nord, were the sons in "Nord-son." They founded the company in 1954 to diversify the cyclical, family-run screw machine products company. They led the company for nearly thirty years, with Eric serving as chief executive officer and Evan as vice president.



Eric T. Nord

On Nov. 8, 2004, Eric retired from Nordson's board of directors after serving 50 years. For most of these years, he served as chairman of the board. At the time of his retirement, Eric was the longest standing director of a U.S. publicly traded company.

Eric, an accomplished engineer and inventor, also served as chief executive officer and president during his career with Nordson. He has been granted more than 25 U.S. patents.

Under Eric's leadership, Nordson Corporation evolved from a small, regional business to a multinational, publicly traded corporation with more than half of its annual sales generated through export.

Alongside his brother Evan, Eric created and shaped the vision, values and culture of Nordson Corporation. Eric led Nordson with the belief that the role of a business enterprise is to create balanced, long-term benefits for all of its constituencies: customers, employees, shareholders and communities. His entrepreneurial vision, innovative talents and generous spirit created a culture that sets Nordson apart.

Eric's civic leadership and community service are the cornerstones of Nordson Corporation's philanthropic efforts. He maintained the practice of setting aside five percent of domestic pretax profits for charitable investment in the communities where Nordson has major operations and employees. His influence has been particularly strong in Lorain County, Ohio, where Nordson Corporation has supported numerous community organizations and institutions.

Eric, who holds a bachelor's degree in mechanical engineering from Case Institute of Technology, Cleveland, Ohio, has received the Case Alumni Association Gold Medal Award in recognition of outstanding technical innovation, successful business management and dedicated public service. He was also awarded honorary doctor of science degrees from Case Institute of Technology and Oberlin College, Oberlin, Ohio. He is the recipient of numerous industrial and community awards for his corporate achievements and outstanding service to the community.



Evan W. Nord

An engineer, manufacturing specialist and philanthropist, Evan was instrumental in long-term success of Nordson Corporation and the well-being of its communities.

Evan began his career working with his father, Walter, and his brother, Eric, at the U.S. Automatic Corporation. After serving his country during World War II, he rejoined his brother in the workplace, became vice president of manufacturing and, alongside Eric, planned a diversification strategy that resulted in the formation of Nordson Corporation in 1954.

Evan pioneered the design and manufacture of the tungsten carbide, flat-spray nozzle, which made possible the airless spraying of pigmented coating materials.

In 2002, Evan retired from Nordson's board of directors after 48 years of service to the company he helped to found.

On June 21, 2004, Evan passed away. He is survived by his wife Cynthia and their five children.

Evan had a commitment to improving the communities in which he and his family lived. This facilitated a leadership role in helping to create many not-for-profit organizations that still serve Northeastern Ohio. The Oberlin Early Childhood Center, The Community Foundation of Greater Lorain County, and The W.G. Nord Mental Health Center are several of the organizations that Evan helped to establish. In retirement, he carried his leadership in philanthropy to South Carolina where he was a key participant in developing the Central Carolina Community Foundation, the South Carolina State Museum Foundation, and South Carolina Children's Home.

Evan, who held a bachelor's degree in mechanical engineering from Case Institute of Technology's School of Applied Sciences, was the recipient of numerous industrial and community awards for his corporate achievements and outstanding service to the community. His many honors included the Humanitarian of the Year Award from the Palmetto Society of the United Way of the Midlands, which he shared with Cynthia.

Nordson's employees and retirees around the world are universally grateful for having had the opportunity to work under the leadership of Eric and Evan Nord.

orporation

Corporate Profile

Nordson Corporation is one of the world's leading producers of precision dispensing equipment that apply adhesives, sealants and coatings to a broad range of consumer and industrial products during manufacturing operations, helping customers meet quality, productivity and environmental targets. Nordson also produces technology-based systems for curing and surface-treatment processes, as well as life sciences applications.

Nordson products are used around the world in the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, medical, metal finishing, nonwovens, packaging, semiconductor, life sciences and other diverse industries.

The company's strategy for long-term growth is based on a customer-driven focus that is global in scope. Reaching out from corporate headquarters in Westlake, Ohio, Nordson markets its products through a network of direct operations in 30 countries. Consistent with this strategy, approximately two-thirds of the company's revenues are generated outside the United States.

Nordson has more than 3,500 employees worldwide. Principal manufacturing facilities are located in Alabama, California, Georgia, Ohio and Rhode Island in the United States, as well as in China, Germany, Italy, The Netherlands and the United Kingdom.

Table of Contents

About the Cover

In recognition of Nordson Corporation's 50th anniversary on Oct. 11, 2004, Nordson's Chairman and Chief Executive Officer Edward P. Campbell presided over the Nasdaq Market Open. The Nasdaq commemorated Nordson's 50 years of innovation by illuminating the company's name on the seven-story, high-tech electronic MarketSite Tower display, located in the heart of New York City's Times Square.

Financial Overview



	2004	2003	2002
(In thousands of dollars except for per-share amounts)			
Operations for the year			
Sales	$793,544	$667,347	$647,756
Net income[1]	$ 63,344	$ 35,160	$ 22,072
Percent of sales	8%	5%	3%
Average common shares and common-share equivalents (000s)	36,546	33,899	33,690
Diluted earnings per share	$ 1.73	$ 1.04	$ .66
Dividends per share	$ .625	$ .605	$ .57
Financial position at year-end			
Working capital	$167,362	$ 65,708	$ 21,926
Total assets	$839,387	$766,806	$764,472
Long-term debt	$148,033	$172,619	$171,314
Total shareholders' equity	$403,333	$300,109	$268,890
Ratios:			
Current	1.85	1.31	1.09
Long-term obligations to total invested capital	.37	.46	.47
Return on average shareholders' equity	18%	13%	8%
Market value per share at fiscal year-end	$35.02	$27.71	$26.27
Other			
Employees	3,544	3,483	3,572
Shareholders (registered)	2,336	2,413	2,456
Shares outstanding (000s)	36,279	34,035	33,614

(1) Includes pre-tax restructuring and other charges of $2,028 in 2003, and $14,078 in 2002.

Four-Year Perspective



Sales
($ Millions)
800
700
600
500
400
300
200
100
0
731
648
667
794
01
02
03
04
International



Diluted Earnings Per Share
($ Millions)
2.0
1.75
1.50
1.25
1.00
.75
.50
.25
0
.74
.66
1.04
1.73
01
02
03
04



Return on Average Shareholders' Equity vs. S&P 500 Index
(Percent)
Nordson Corporation
S&P 500 Index
35
30
25
20
15
10
5
0
14
13
14
18
10
8
13
16
01
02
03
04

To Our Shareholders



In 2004, Nordson Corporation celebrated its 50th year of doing business by having another outstanding year. Revenue, operating profit, net income and earnings per share all reached record amounts. The year was punctuated by commercial and financial success, improved operating efficiencies, important growth initiatives and significant contributions by many.

Success

- Overall revenue grew 19 percent to $794 million.

- The three business segments, adhesive dispensing and nonwoven fiber systems, advanced technology systems, and finishing and coating systems all grew at double-digit rates before the favorable effects of stronger foreign currencies. The advanced technology systems group was particularly strong, with volume growth of 26 percent.

- Geographically, Nordson's Asia Pacific region increased volume by 48 percent, which now constitutes 12 percent of the company's total sales.

- Widened margins at all levels because of our operating efficiencies and a favorable currency environment.

- Expanded our operating profit to $111 million, 14 percent of sales.

- Improved our overall operating performance, which increased operating margins from 8 percent of sales in 2002, to 10 percent in 2003, to 14 percent this past fiscal year.

- Net income grew 80 percent from last year, and is 16 percent higher than the previous record set in fiscal year 2000.

- Net margin growth in both the advance technology systems and the adhesive dispensing systems groups were important drivers of the company's overall growth. This activity helped to facilitate an earnings per share increase of 66 percent to a record $1.73.

After accounting for our working capital and capital expenditure investments, free cash flow allowed us to increase dividend to Nordson shareholders for a record 41st consecutive year. In addition, we were able to generate over $125 million to reduce debt and build cash investments.

Our operating results for fiscal year 2004 serve as a foundation upon which continued growth can be achieved. Last year, I shared with you that Nordson was at a turning point on many levels and that our strategy was leading us in the direction in which we wanted to head. We have stayed the course and begun 2005 with low debt, a strong balance sheet and excellent cash flow.

Fiscal 2004 was an outstanding year for the company from the perspective of commercial successes and technology development. While external economic conditions were favorable, revenue growth also benefited from a variety of successful Nordson programs to support customers with new Nordson capabilities.

Customers across numerous industries worldwide, including electronics, semiconductor, life sciences, automotive, powder coating and product assembly all significantly expanded their investments in Nordson products and technologies.

Products such as the Asymtek DispenseJet® dispenser, Nordson ProBlue® adhesive melter, and March FlexTRAK™ automated plasma system provide customers unique capabilities to improve their speed, accuracy or flexibility. Customer investment programs in new products such as these were important contributors to Nordson's 2004 results.

"Nordson's outstanding operating results and actions to enhance shareholder value, result from a commitment by Nordson's employees around the world to drive our core operating philosophy."

—Edward P. Campbell
Chairman and Chief Executive Officer

Optimizing Operating Effectiveness

Three years ago we adopted *lean* as part of our strategy to improve operating effectiveness. Since then, we have increasingly integrated *lean* into the Nordson way of doing business. The benefits of doing so continued in 2004 in terms of reduced costs, better working capital performance, shorter lead-times and increased customer satisfaction. I continue to believe that *lean* is a critically important element in our goal to be a best-in-class supplier to our customers.

Nordson strives for 100 percent customer satisfaction in each of our businesses, in every industry, and in all our markets, by continuing to offer an integrated global customer support network that is unparalleled. First-class customer service has been, and will remain, a hallmark of Nordson's success. We're proud that during the past year Asymtek earned Intel Corporation's prestigious Supplier Continuous Quality Improvement Award. It is Intel's highest honor for outstanding commitment to quality and performance by its suppliers. Albeit a critical element in our success, it is but a single element of our integrated strategy.

Nordson's success also results from our ability to be effective in pursuing opportunities in rapidly growing economies, develop leading technologies to serve new applications and markets, and provide superior solutions for customers and industries. In addition, as an important part of Nordson's values and culture throughout our history, we have a continuing commitment to partner with and give back to our local communities.

With the end of fiscal year 2004, Nordson completed its first 50 years. The company has grown and evolved from being a regional producer of spray-painting equipment in Amherst, Ohio, to a global producer of precision dispensing equipment with two-thirds of its sales outside of the United States. Nordson operates 14 businesses, owns more than 2,000 patents, has more than 3,500 talented and dedicated employees working in direct operations and sales support offices in 30 countries, and has an expanding presence in 57 countries.

A Clear Vision For Future Growth

As Nordson embarks on its next 50 years, I have a clear vision of how we will continue to grow and provide value to you as well as future shareholders. We will continue to build on our strengths, invest to enhance our capabilities to support existing customers and add new ones, place a high priority on identifying and attacking new opportunities, and ensure that we continuously improve our execution.

Let me share with you the specifics of our strategies, which have driven our choices in the past, and will underpin the actions we will take going forward. First, we will grow our existing applications and markets, and prioritize the identification of technologies to serve new applications and markets where we can provide customer value.

For example, the life sciences industry is expanding and Nordson's ability to support customers' needs by dispensing important materials at high speeds and in precise quantities is of extreme value. Our sales to customers in the life sciences have increased rapidly during the past two years, and we believe there are opportunities for this growth to continue.

China is an example of new markets driving Nordson to higher rates of growth. Manufacturers in China are investing heavily to expand their capabilities to serve both China's huge export trade as well as its exploding domestic demand. Nordson is well situated with an excellent team of both direct sales and service personnel augmented by a team of dedicated distributors and a growing manufacturing presence.


Worldwide Sales by Business Segment
16%
Finishing and Coating Systems
21%
Advanced Technology Systems
63%
Adhesive Dispensing and
Nonwoven Fiber Systems

The second element of our strategy recognizes that we cannot succeed in the development of new applications without investments. These investments will take many forms ranging from the development of new products and technologies, application development directed at target markets, to personnel investments in both technology centers and sales development organizations. We will continue to make these investments in areas that we believe can produce disproportionate growth. Acquisitions are also an element of our investment strategy. Our strong cash flow and low level of debt allow us the flexibility to respond to opportunities to add capability or market presence as we identify them.

And finally, I firmly believe that in an increasingly competitive world marketplace, leadership includes being a best-in-class operating company. With this belief, we will continue to make improving our operating performance a major priority. Nordson's improved operating capability has produced cash savings for us that we will continue to use to fund our investments for growth. And as I've stated previously, *lean* is the tool that we will use to drive these improvements.

Thank you

Beyond celebrating the 50th anniversary of Nordson's founding, 2004 was a year of great significance for Nordson in other ways. Eric and Evan Nord founded Nordson as a regional company based in Amherst, Ohio, with sales of less than $1 million. By the time they had both retired from active management, Nordson was a global company with sales of over $100 million. Evan Nord retired from Nordson's board of directors in 2002 after 48 years of service as a director. He passed away in June of 2004. His leadership, creativity and compassion for his fellow human beings were inspiring, and are missed by all who knew him.

On Nov. 8, 2004, Eric Nord retired from our board of directors after 50 years. For most of these years, he served as chairman of the board. Eric has been a role model for me and all who have worked under him. He brought to Nordson a unique blend of technical and inventive prowess, commercial savvy and human sensitivity. Eric instilled in Nordson a commitment to its constituencies: customers, employees, shareholders and the communities where we have operations. We are grateful for his past leadership, continuing support and advice.

I want to thank all of you, Nordson's shareholders, for your continued confidence in this company. The economic weakness of 2001 and 2002 was challenging for all. I am pleased to say that we have delivered on the strategies that were articulated during the past few years. I am confident that the actions we have taken and the strategies that we are pursuing will produce continuing growth in 2005 and beyond.

In closing, I want to also thank Nordson's employees around the world. You have delivered outstanding performance during very difficult times. The sacrifices we have all made in recent years placed a heavy burden on our smaller organization. You stepped up and met the challenges that were put before you. You should be proud that you have made Nordson a more outstanding and successful company. I am proud to be associated with all of you.

Sincerely,

Edward P. Campbell
Chairman and Chief Executive Officer

Financial Focus



Peter S. Hellman
President,
Chief Financial and
Administrative Officer



Nicholas D. Pellecchia
Vice President,
Finance and Controller

Nordson's 50th year was financially significant. The improving world economy resulted in a year where each of our businesses and each geographic region enjoyed improved financial results.

Aided by a 13 percent increase in volume, the company was able to demonstrate the significant financial leverage gained by managing our cost structure. Volume was further enhanced by a weakening dollar resulting in a sales gain of 19 percent to $794 million, a record level. Net income increased 80 percent to a record $63 million.

We continue to focus on *lean* initiatives leading to enhanced asset utilization and cost control. Inventory turnover continued to improve from 115 days at the end of 2003 to 95 days at the close of 2004, while on-time delivery was also improved. The productivity leverage gained by *lean* can be seen from the year-to-year employment levels that adjusted for an acquisition which occurred during the year, increased less than 1 percent while volume increased 13 percent.

Continued strong operating cash flow contributed to free cash after capital expenditures and dividends of $125 million, which was used to reduce outstanding debt and temporarily build cash and marketable securities. As evidenced by our year-end debt-to-total-capital ratio of 30 percent, we have a capital structure that will allow us to pursue acquisitions selectively in adjacent technologies and markets.

Our strong cash flow and capital structure allowed the board of directors to raise our dividend for the 41st consecutive year. Nordson is among only 19 U.S. companies with such an accomplishment. Our stock also reflected strong performance outperforming its peers for the past one, three and five years.

As we turn to 2005, we are optimistic that the improved trend in orders that we have seen over the past year should bode well. The re-engineering of our cost structure utilizing *lean* principals clearly will give us significant competitive advantage, allowing us to maximize our revenues and earnings under any economic conditions that lie ahead.

Sales by Business Segment



Adhesive Dispensing and Nonwoven Fiber Systems
($ Millions)
500
400
300
200
100
0
430
413
426
498
01
02
03
04



Advanced Technology Systems
($ Millions)
500
400
300
200
100
0
170
120
128
165
01
02
03
04



Finishing and Coating Systems
($ Millions)
500
400
300
200
100
0
131
114
113
131
01
02
03
04


Yuengling
LAGER
TRADITIONAL

market response

Engineering advances, proven quality, and knowledgeable sales personnel who provide superior customer service are all elements of Nordson's commitment to excellence, which continues to assure our position as a worldwide industry leader.

SPOTLIGHT

Nordson's Asia Pacific Region



Mark G. Gacka
Vice President

To build initial demand rather than capacity in the marketplace has always been the logical course of business for Nordson. This has resulted in our business in China being consistently profitable.

Nordson continues to build its business, expand its global service offerings and provide enhanced value to customers in diverse geographic markets around the world. Our ongoing ability to enhance existing technologies, pursue opportunities to serve new applications, and draw on global resources to satisfy customer needs in rapidly growing economies makes Nordson the supplier of choice for precision dispensing equipment.

This year marks the company's [illegible]th year of operation in the Far East. Sales volume in the Asia Pacific region increased in fiscal year 2004 [illegible]8 percent to $93 million — fully [illegible] percent of the company's total domestic and foreign sales. Sales volume for both the advanced technology and the adhesive dispensing segments grew more than 50 percent. Sales in China were a significant catalyst for the growth in the region.

Original equipment manufacturers are continuing to invest substantially in China, fueling the country's huge export trade as well as serving its burgeoning domestic market. In response, Nordson is investing human and capital resources allowing us to maintain our position in the region as the leader in providing innovative solutions.

As in other Nordson operations worldwide, our efforts to improve operating efficiencies have resulted in significant success in China. One of our primary competitive advantages is our team of direct sales and service personnel, all of whom are trained locally and understand Nordson product and service capabilities. Our employees are based in our headquarters and manufacturing center in Shanghai and our offices in Beijing, Guangzhou, Hong Kong, Tsingtao and Xiamen. These, combined with a group of dedicated distributors in major industrial centers, creates an effective and efficient infrastructure that is able to respond to our customers' needs with exceptional levels of speed and reliability.

The outlook for the future in the region is bright. As we enhance our efforts in China, we will continue to pursue growth opportunities in South Asia. We remain confident that the combination of our market leadership, technological advantage, diverse product offerings and flexible infrastructure will allow us to respond effectively to the needs of our Asia Pacific customers. ■

Business Profiles

Adhesive Dispensing and Nonwoven Fiber Systems

Manufacturing Locations

Alabama, Georgia, Ohio, China, Germany, The Netherlands

Businesses

Packaging
Automated adhesive dispensing systems that seal corrugated cases and paperboard cartons, apply product labels and stabilize pallets

Product Assembly
Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products

Nonwovens
Systems for producing nonwoven fiber fabrics; equipment for applying adhesives, lotions, liquids and fibers to disposable products

Web Coating
Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible-packaging industries

Automotive
Adhesive and sealant dispensing systems for bonding and sealing window glass, body panels and structural components on automobiles and trucks

Advanced Technology Systems

Manufacturing Locations

California, Florida, New Jersey, Rhode Island, United Kingdom

Businesses

Asymtek
Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids to semiconductor packages, printed circuit boards and electronic assemblies

EFD, Inc.
Manual and automated dispensing units for the low-pressure application of fluid materials for the electronics, medical and automotive industries

UV Curing
Drying and curing systems for graphic arts, finishing and product assembly operations

March Plasma Systems
Systems for cleaning and modifying surfaces during the assembly of semiconductor devices, printed circuit boards, medical instruments and electronic products

Finishing and Coating Systems

Manufacturing Locations

Connecticut, Ohio, China, Italy

Businesses

Powder Coating
Automated and manual spray systems that apply powder paints and coatings to consumer and industrial products

Liquid Finishing
Automated and manual spray systems that apply liquid paints and coatings to consumer and industrial products

Container
Systems used to dispense and cure coatings during the manufacture of metal and plastic containers

The following pages present an overview of the diverse Nordson businesses and technologies that create the foundation upon which continued growth can be achieved.

Nordson's hot melt systems allow our customers to respond faster to changes in the market, enhance the structural integrity of their packaging, and provide appealing display-ready cases that attract consumers at retail.





Donald J. McLane
Senior Vice President



Michael Groos
Vice President

The technological advantage and customer focus of the adhesive dispensing and nonwoven systems group fostered worldwide sales volume growth by 10 percent. Critical elements in this year's progress were the business group's emphasis on product line consolidation, new product development and introduction, concentration on targeted market segments, as well as our reinforced efforts on customer support and aftermarket opportunities. These initiatives have helped us achieve significant sales growth in a number of businesses including packaging, product assembly and fiber systems.

As the group's concentration on product line consolidation took shape over the past several years, its ongoing implementation of *lean* manufacturing principles proved to be a perfect match for the streamlined product array with its reduced number of variants and simplified designs. These building blocks allowed us to further reduce costs and enhance efficiencies as we rolled-out our new generation of engineered solutions. These systems are designed to build on our longstanding technical leadership position providing even greater value to our customers. Nordson's recently released Logicomm™ pattern controllers, Solid Blue™ adhesive applicators, and Blue Series™ adhesive melting units all represent innovative products, designed and manufactured with *lean* in mind. For example, the Blue Series adhesive melting units provide customers with greater uptime, flexibility, and finite process control, ensuring them the lowest overall cost of ownership.

Our global reach continues to be enhanced by Nordson's expanding network of sales, service, distribution, and local sourcing operations around the world.

Nordson's local geographic operations in emerging economies throughout the world bring the benefits of Nordson's deep application understanding and strong customer service to the market.

In China, our fast-growing manufacturing operations are staffed by a well-trained, and highly motivated workforce that demonstrates its collective talents and capabilities every day. Components for many of the adhesive dispensing systems sold by Nordson in China are manufactured in Shanghai or sourced from local suppliers. These include units to serve the manufacturers of nonwoven products such as personal care items including feminine napkins, disposable baby diapers, and adult incontinence products.

On the other side of the globe, the consolidation and unification of our European organization enhance efficiencies throughout our continental operations. By condensing local country operations and supplementing them with new, centralized facilities, we are creating a truly pan-European organization capable of meeting customer needs everywhere in Europe. Systems that include numerous features designed specifically to fulfill the functional requirements of European customers have helped us achieve solid growth and market penetration during the year. We have streamlined our distribution center and manufacturing facilities in The Netherlands and Germany, generating significant operating efficiencies.

Looking forward, we see a continuation of the trend toward accelerated customer demand for industry- and customer-specific solutions. Clearly, yesterday's ideas simply will not work tomorrow. Judging by the rate of change and innovation we have already seen within the adhesive dispensing systems group, we have no doubt that our fast, market-driven responsiveness will be a decisive factor in our future growth and success. ■





performance driver

Our strategy to grow by developing technologies to meet the ever-evolving demands of our customers worldwide, enables us to successfully deliver stronger performance year-after-year.

Nordson's advanced technology systems provide a full range of equipment for efficient surface activation and cleaning for life sciences products, such as syringe hubs (pictured below), that are used in medical syringes.





Robert A. Dunn, Jr.
Vice President

The performance by the advanced technology segment was an important driver of the company's overall growth for fiscal year 2004. Sales volume continued to grow at a significant rate, up 26 percent, with operating profit more than doubling.

High demand from manufacturers of advanced semiconductor packages used in electronic products such as cell phones and PDAs helped to fuel sales from this industry, which has been depressed since 2000. Although these sales are encouraging and foster long-term optimism, the current worldwide weakening of the semiconductor industry may defer continued high levels of capital investment for the immediate future.

This year, we seized the opportunity to expand our advanced technology business into several new electronic application areas. As we continue to explore new opportunities and develop next generation technologies, the company is better positioned to keep growing during favorable economic cycles and mitigate the effects of economic downturns.

As a result of our focus on investing in new research and development activities, we formed a venture team to design a new generation of Nordson product lines, expanding sales in the rapidly expanding life sciences market. This team has been successful in developing Nordson technologies that yield increased performance and reliability for our customers who manufacture cardiac stents, vision products, and other medical devices.

Among Nordson's technologies that are being expanded are our March Plasma low-pressure gas plasma surface-preparation systems that reduce treatment time and increase bond strength; EFD fluid dispensing controls that increase reliability and yield; Asymtek precision automated dispensing systems that lower cost of ownership with higher speeds and greater dispensing accuracy; and UV curing systems that improve durability and material adhesion. As with all Nordson systems, these products continue to provide customers with the accuracy, flexibility and speed they require to maintain optimal production capabilities.

The combination of sales volume growth, enhanced margins and the cost savings realized by our manufacturing efficiencies created a strong foundation upon which we continue to expand our opportunities and success in this business segment. ■



Our automated fluid dispensing systems are employed in a wide range of technology industries, including semiconductor packaging and circuit board assembly. Many hand-held consumer electronic products, such as mobile phones, PDAs and digital cameras use this technology.


Versa-Spray II

leveraging resources

By bringing together diverse resources and optimizing our operational performance, we're continuing to focus on delivering a world-class experience to customers and building an even better sales base for future growth.

Nordson's powder spray and recovery systems allow our customers in diverse industries, including appliance, automotive, lawn and garden, construction and housing, to produce high-quality finishes for consumer goods, such as door and window frames (pictured below).



John J. Keane
Vice President

The global economic recovery of 2004 helped produce significant sales volume and profitability increases for the finishing and coating systems group. Sales volume increased by 11 percent with overall revenue reaching $131 million. The improvement was most significant in the powder coating business.

Coming on the heels of the preceding three years of adjustments in the size of the overall organization, we continued to set our sights on improving what we do and how we do it. Our performance reflects an important step towards fulfillment of our strategy.

We continue to focus intensely on further improving operational efficiencies, which help to ensure that current customers satisfaction is maintained. At the same time we are pursuing new technologies, new products and new customers in new markets to expand our global presence without undue increases in cost or resources.

To achieve these ends we refined and improved our performance in virtually all areas, from inventory control, to quality, to delivery time. And we did so in all corners of the business around the globe. This was also a significant contributor to Nordson's strong operational performance in 2004.

We look to continue training and development opportunities for our valued employees, helping them to broaden their skills, encouraging them to identify and pursue better ways of providing our customers with the world-class experience that they've come to expect from Nordson. The more capable our employees become, the more capable our entire organization will be, and the more effective our customers will be.

As a result, we have created a circle of motivators: sales volume drives continuous performance improvements, which drives customer satisfaction and further volume and profitability gains. This drives our ongoing pursuit of new applications for our existing technology base and new products for new markets.

One key result of our operational improvements has been the identification of better ways to leverage our industry-leading technological base to develop products that improve the operations of our customers' product lines. An excellent example is the adaptation of our fully integrated ColorMax® Powder Spray System with the iControl® Integrated Control System — most often used to apply powder coatings to virtually any surface.

Our ultimate goal, of course, is to continue to enhance the value we deliver to customers in all parts of the world through improvements and innovations in both products and services. As a result of the operational efficiency initiatives we have taken and intend to continue pursuing, we remain confident that we are building on our traditional strengths to help shape an even more successful future for Nordson.■

Corporate Philosophy

Corporate Purpose

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

Corporate Goals

Nordson operates for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double the value of the company over a five-year period, with the primary measure of value set by the market for company shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency, and positioning for the future.

Nordson does not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity, and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is thef oundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through employee training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities

Nordson is committed to contributing an average of 5 percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where the company has major facilities.

Board of Directors and Executive Management

Board of Directors

Edward P. Campbell
Chairman and
Chief Executive Officer

Dr. Glenn R. Brown
Retired Senior Vice President
and Director, The Standard
Oil Company

William W. Colville
Legal Consultant

William D. Ginn
Of Counsel, Retired Partner
Thompson Hine Flory LLP

Stephen R. Hardis
Retired Chairman and
Chief Executive Officer,
Eaton Corporation

Peter S. Hellman
President,
Chief Financial and
Administrative Officer

David W. Ignat
Consulting Physicist

Joseph P. Keithley
Chairman, President and
Chief Executive Officer,
Keithley Instruments, Inc.

William P. Madar
Former Chairman and CEO
Nordson Corporation

Mary G. Puma
President and
Chief Executive Officer,
Axcelis Technologies, Inc.

William L. Robinson
Professor of Law,
University of the District
of Columbia School of Law

Benedict P. Rosen
Chairman,
AVX Corporation

Executive Officers

Edward P. Campbell
Chairman and
Chief Executive Officer

Peter S. Hellman
President,
Chief Financial and
Administrative Officer

Donald J. McLane
Senior Vice President

Robert A. Dunn, Jr.
Vice President

Bruce H. Fields
Vice President,
Human Resources

Mark G. Gacka
Vice President

Michael Groos
Vice President

John J. Keane
Vice President

Nicholas D. Pellecchia
Vice President,
Finance and Controller

Corporate Management

John P. Byers
Director,
Corporate Development

Beverly J. Coen
Assistant Controller

Raymond L. Cushing
Treasurer

John C. Dillon
Director,
Supply Chain Management

Derrick C. Johnson
Director,
Corporate Communications

J. Bradford Leaheey
Assistant General Counsel

Shelly M. Peet
Chief Information Officer

Robert E. Veillette
Secretary and
Assistant General Counsel

North America

Alec J. Babiarz
Vice President,
Asymtek

Peter F. Bierhuis
President,
March Plasma Systems

Douglas C. Bloomfield
Vice President,
Automotive Systems and
UV Industrial Systems

Robert L. Ciardella
President,
Asymtek

James E. DeVries
Vice President,
Nonwovens, Web Coating
and Fiber Systems

Ernest J. Fena
Vice President,
Finishing Systems Sales
and Marketing

Peter Lambert
Vice President,
Packaging and Product
Assembly Systems

David Mathews
President, ETI

John M. Raterman
Vice President, Sales,
Packaging and Product
Assembly Systems

Randall D. Richardson
President,
EFD, Inc.

Ruth C. Smith
Vice President,
Operations – Adhesive
Dispensing Systems

Herman E. Turner, Jr.
Vice President,
Finishing Systems Engineering
and Operations

Europe

James W. Ainsworth
General Manager,
Nordson UV Graphic Arts

Patrice Boyer
Vice President,
Southern and Western Regions

Andre P. M. de Veer
Managing Director,
Finishing Systems

Axel Wenz
Vice President,
Central, Northern
and Eastern Regions

Japan

Shigeru Kobayashi
President, Nordson K.K.

Masafumi Matsunaga
Director, Engineering Division

Pacific South

Bradley C. Davis
Group Vice President,
Asia-Pacific Region

Eleven-Year Summary

(In thousands except for per-share amounts)

	2004	2003	2002[f]
Operating Data [a]			
Sales	$793,544	667,347	647,756
Cost of sales	$354,313	301,566	310,542
% of sales	45	45	48
Selling and administrative expenses	$328,633	295,157	281,696
% of sales	41	44	43
Severance and restructuring costs	$ -	2,028	2,499
Operating profit	$110,598	68,596	53,019
% of sales	14	10	8
Net income	$ 63,334	35,160	22,072
% of sales	8	5	3
Net income adjusted for goodwill amortization [b]	$ 63,334	35,160	22,072
% of sales	8	5	3
Financial Data [a]			
Working capital	$167,362	65,708	21,926
Net property, plant and equipment and other non-current assets	$476,276	489,436	489,899
Total invested capital	$643,638	555,144	511,825
Total assets	$839,387	766,806	764,472
Long-term obligations	$240,305	255,035	242,935
Shareholders' equity	$403,333	300,109	268,890
Return on average invested capital — % [c]	13	7	4
Return on average shareholders' equity — % [d]	18	13	8
Per-Share Data [a] [e]			
Basic earnings per share	$ 1.78	1.04	.66
Diluted earnings per share	$ 1.73	1.04	.66
Dividends per common share	$ 0.625	0.605	.57
Book value per common share	$11.12	8.82	8.00
Average common shares (000s)	35,489	33,703	33,383
Average common shares and common-share equivalents (000s)	36,546	33,899	33,690

(a) See accompanying Notes to Consolidated Financial Statements.
(b) In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and as a result no longer amortizes goodwill. Amounts represent net income without goodwill amortization.
(c) Net income plus interest on long-term obligations net of income taxes, as a percentage of total assets less current liabilities.
(d) Net income as a percentage of shareholders' equity.

2001	2000	1999	1998[g]	1997	1996	1995	1994
731,416	740,568	700,465	660,900	636,710	609,444	581,444	506,692
337,129	332,597	318,230	303,671	276,425	255,095	245,587	212,866
46	45	45	46	43	42	42	42
321,395	307,559	302,250	286,120	286,226	270,088	251,913	219,422
44	42	43	43	45	44	43	43
13,355	8,960	3,000	11,738	-	-	-	-
59,537	91,452	76,985	45,071	74,059	84,261	83,944	74,404
8	12	11	7	12	14	14	15
24,610	54,632	47,506	20,825	49,967	53,071	52,676	46,654
3	7	7	3	8	9	9	9
35,853	57,979	50,844	23,477	52,624	55,223	54,413	48,069
5	8	7	4	8	9	9	9
6,524	116,230	89,376	121,394	139,152	110,486	130,562	126,996
500,276	240,802	250,474	210,468	184,181	192,791	148,769	130,637
506,800	357,032	339,850	331,862	323,333	303,277	279,331	257,633
862,453	610,040	591,790	538,944	502,996	510,493	434,710	380,944
243,074	109,809	118,452	117,087	102,788	57,980	48,001	45,209
263,726	247,223	221,398	214,775	220,545	245,297	231,330	212,424
6	16	14	8	18	20	21	20
10	25	22	10	22	23	24	24
.75	1.68	1.44	.63	1.45	1.49	1.45	1.25
.74	1.67	1.42	.62	1.42	1.46	1.42	1.22
.56	.52	.48	.44	.40	.36	.32	.28
7.96	7.62	6.76	6.42	6.55	6.95	6.42	5.77
32,727	32,455	33,048	33,084	34,552	35,738	36,438	37,246
33,050	32,767	33,484	33,322	35,106	36,408	37,154	38,134

(e) Amounts adjusted for 2-for-1 stock split effective September 12, 2000.
(f) 2002 includes an inventory write-down of $11.4 million, which is included in cost of sales.
(g) 1998 includes a pretax charge of $6.9 million related to inventory valuations, which is recorded in cost of sales. 1998 also includes a pretax charge of $14.3 million for the portion of the purchase price paid for JM Laboratories, Inc. attributable to in-process research and development.

Shareholder Information

Dividend Information and Price Range For Common Shares

Following is a summary of dividends paid per common share, the range of market prices, and average price-earnings ratios with respect to common shares, during each quarter of 2004 and 2003. The price-earnings ratios reflect average market prices relative to trailing four-quarter earnings.

Fiscal Quarters	Dividend Paid	Common Stock Price High	Common Stock Price Low	Price-Earnings Ratio
2004:				
First	$.155	$37.98	$27.33	28.2
Second	.155	38.41	33.50	26.1
Third	.155	43.78	32.21	23.9
Fourth	.16	42.23	32.21	21.5
2003:				
First	$.15	$27.86	$21.46	39.1
Second	.15	27.03	20.52	37.1
Third	.15	26.05	22.28	35.0
Fourth	.155	28.53	22.65	24.6

Market Makers and Research Firms

The following firms make a market (M) in Nordson Corporation stock and/or provide research data (R) on Nordson Corporation:

Robert W. Baird & Co., Inc. *(M) (R)*
CIBC World Markets *(M)*
Citigroup Global Markets *(M)*
Credit Suisse First Boston Corp. *(M)*
Crown Financial Group Inc. *(M)*
Goldman Sachs & Co. *(M)*
Hibernia Southcoast Capital *(M) (R)*
Jefferies & Company Inc. *(M) (R)*
Knight Securities *(M)*
Lehman Brothers Inc. *(M)*
McDonald Investments, Inc. *(M) (R)*
Merrill Lynch, Pierce, Fenner *(M)*
Morgan Stanley & Co. *(M)*
Sidoti & Co., LLC *(R)*
UBS Capital Markets L.P. *(M)*
Value Line, Inc. *(R)*

Stock Listing Information

Nordson stock is traded on The Nasdaq Stock Market's National Market under the symbol NDSN.

Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800)622-6757

Annual Shareholders' Meeting

Date: February 22, 2005
Time: 9:30 a.m.
Place: Spitzer Conference Center
1005 North Abbe Road
Elyria, Ohio

Dividend Reinvestment Program

Nordson offers a Dividend Reinvestment Program that gives shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10 up to $4,000 per quarter to purchase additional Nordson common shares. For details about this program, please contact National City Bank at the location listed above.

Direct Deposit of Dividends

Nordson also offers shareholders the option of electronically depositing quarterly dividends into a checking or savings account free of charge. For information about this service, please contact National City Bank.

Nordson on the Internet

The Nordson Web site – www.nordson.com – offers up-to-date information about the company, including news, quarterly and annual financial results, stock quotes and in-depth information on the company's products and systems. Each quarter, Nordson also broadcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Additional Information

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available at www.nordson.com. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to Barbara Price, Manager, Shareholder Relations, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145. Telephone: (440)414-5344; fax: (440)892-9507.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of Incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road **Westlake, Ohio**	**44145**
(Address of Principal Executive Offices)	(Zip Code)

(440) 892-1580

(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares with no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act) Yes ☒ No ☐

The aggregate market value of Common Stock, no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq) as of April 30, 2004 was approximately $903,738,000.

There were 36,370,983 shares of Common Shares outstanding as of December 10, 2004.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2005 Annual Meeting

Table of Contents

Table of Contents

PART I

NOTE REGARDING DOLLAR AMOUNTS

In this annual report, all amounts related to United States and foreign currency and to number of shares of Nordson Corporation stock, except for per share earnings and dividend amounts, are expressed in thousands.

Item 1. Business

General Description of Business

Nordson Corporation is one of the world's leading producers of precision dispensing equipment that apply adhesives, sealants and coatings to a broad range of consumer and industrial products during manufacturing operations, helping customers meet quality, productivity and environmental targets. Nordson also produces technology-based systems for curing and surface-treatment processes, as well as life sciences applications.

Nordson products are used around the world in the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, medical, metal finishing, nonwovens, packaging, semiconductor, life sciences and other diverse industries.

The company's strategy for long-term growth is based on a customer-driven focus that is global in scope. Reaching out from corporate headquarters in Westlake, Ohio, Nordson markets its products through a network of direct operations in 30 countries. Consistent with this strategy, approximately two-thirds of the Company's revenues are generated outside the United States.

Nordson has more than 3,500 employees worldwide. Principal manufacturing facilities are located in Alabama, California, Georgia, Ohio and Rhode Island in the United States, as well as in China, Germany, Italy, The Netherlands and the United Kingdom.

Corporate Purpose and Goals

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for its customers, employees, shareholders and communities.

Nordson operates for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double the value of the Company over a moving five-year period, with the primary measure of value set by the market for Company shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency, and positioning for the future.

Nordson does not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities within existing markets, investing in new products and pursuing new markets. This strategy is augmented by the acquisition of companies that can serve multinational industrial markets.

We create benefits for our customers through a Package of Values™, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through employee training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Nordson is committed to contributing an average of five percent of domestic pretax earnings to human services, health, education and other charitable activities, particularly in communities where the Company has major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations, and Export Sales
In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," Nordson has reported information about the Company's three operating segments. This information is contained in Note 16 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Principal Products and Uses
Nordson offers a full range of equipment that moves and dispenses liquid and powder coatings, adhesives and sealants. Nordson also produces technology-based systems for curing and surface treatment processes. Equipment ranges from manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

Nordson markets its products in the United States and fifty-seven other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. Nordson has built a worldwide reputation for its creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of its customers.

The following is a summary of the products produced and markets served by the Company's various businesses:

1. **Adhesive Dispensing and Nonwoven Fiber Systems**
   - ***Packaging*** — Automated adhesive dispensing systems that seal corrugated cases and paperboard cartons, apply product labels and stabilize pallets.
   - ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products.
   - ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible-packaging industries.
   - ***Nonwovens*** — Systems for producing nonwoven fiber fabrics; equipment for applying adhesives, lotions, liquids and fibers to disposable nonwoven products.
   - ***Automotive*** — Adhesive and sealant dispensing systems for bonding and sealing window glass, body panels and structural components used on automobiles and trucks.
2. **Finishing and Coating Systems**
   - ***Powder Coating*** — Automated and manual spray systems that apply powder paints and coatings to consumer and industrial products.
   - ***Liquid Finishing*** — Automated and manual spray systems that apply liquid paints and coatings to consumer and industrial products.
   - ***Container*** — Systems used to dispense and cure coatings used in the manufacture of metal and plastic containers.

3. **Advanced Technology Systems**

- ***Asymtek*** — Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids to semiconductor packages, printed circuit boards and electronic assemblies.
- ***UV Curing*** — Drying and curing systems for graphic arts, finishing and product assembly operations.
- ***March Plasma Systems*** — Systems for cleaning and modifying surfaces during the assembly of semiconductor devices, printed circuit boards, medical instruments and electronic products.
- ***EFD, Inc.*** — Manual and automated dispensing units for the controlled application of fluid materials for the electronics, medical and automotive industries.

Manufacturing and Raw Materials

Nordson's production operations include machining and assembly. The Company manufactures specially designed parts and assembles components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. The Company has principal manufacturing operations in Amherst, Ohio; Norcross, Swainsboro and Dawsonville, Georgia; Talladega, Alabama; Carlsbad, California; East Providence, Rhode Island; Branford, Connecticut; Shanghai, China; Luneburg, Germany; Milano, Italy; Maastricht, The Netherlands; and Slough, U.K.

Principal materials used to make Nordson products are metals and plastics, typically in sheets, bar stock, castings, forgings, and tubing. Nordson also purchases many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to its products. Suppliers are competitively selected based on cost and quality. All significant raw materials that Nordson uses are available through multiple sources.

Nordson's senior operating executives supervise an extensive quality control program for Nordson equipment, machinery and systems.

Natural gas and other fuels are primary energy sources for Nordson. However, standby capacity for alternative sources is available if needed.

Intellectual Property

The Company maintains procedures to protect its intellectual property (including patents, trademarks and copyrights) both domestically and internationally. However, Nordson's business is not materially dependent upon any one or more of the patents, or on protection of intellectual property in general.

Seasonal Variation in Business

There is no significant seasonal variation in the Company's business.

Working Capital Practices

No special or unusual practices affect Nordson's working capital. However, the Company generally requires advance payments as deposits on customized equipment and systems and, in certain cases, requires progress payments during the manufacturing of these products. The Company initiated a number of new business processes focused on reduction of manufacturing lead times. These initiatives have resulted in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers

The Company serves a broad customer base, both in terms of industries and geographic regions. The loss of a single or few customers would not have a material adverse effect on the Company's business. In fiscal 2004, no single customer accounted for five percent or more of sales.

Backlog
The Company's backlog of open orders increased to $77,573 at October 31, 2004 from $61,211 at November 2, 2003. All orders in the fiscal 2004 year-end backlog are expected to be shipped to customers in fiscal 2005.

Government Contracts
Nordson's business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of the Company's business is subject to renegotiation or termination at the option of the government.

Competitive Conditions
Nordson equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing and coating techniques. Any production process that requires the application of material to a substrate or surface is a potential use for Nordson equipment.

Many factors influence the Company's competitive position, including pricing, product quality and service. Nordson enjoys a leadership position in the competitive industrial application systems business by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to Nordson's leadership position. Nordson's worldwide network of direct sales and technical resources also is a competitive advantage.

Risk factors associated with Nordson's competitive position include the development and commercial acceptance of alternative processes or materials and the growth of local competitors serving specific markets.

Research and Development
Investments in research and development are important to Nordson's long-term growth because they enable the Company to keep pace with changing customer and marketplace needs, and they help to sustain sales improvements year after year. The Company places strong emphasis on technology developments and improvements through its internal engineering and research teams. Research and development expenses were approximately $22,947 in fiscal 2004, compared with approximately $22,341 in fiscal 2003 and $26,554 in fiscal 2002.

Environmental Compliance
Compliance with federal, state and local environmental protection laws during fiscal 2004 had no material effect on the Company's capital expenditures, earnings, or competitive position. The Company also does not anticipate a material effect in fiscal 2005.

Employees
As of October 31, 2004, Nordson had 3,544 full-time and part-time employees, including 143 at the Company's Amherst, Ohio facility represented by a collective bargaining agreement that expires on November 4, 2007. No material work stoppages have been experienced at any of the Company's facilities.

Available Information
The Company's proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available at www.nordson.com as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Barbara Price, Manager of Shareholder Relations, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 2. Properties

The following table summarizes the principal properties of the Company as of its fiscal 2004 year-end.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio[1][2][3]	A manufacturing, laboratory and office complex located on 52 acres of land	585,000
Norcross, Georgia[1]	A manufacturing, laboratory and office building located on 10 acres of land	150,000
Dawsonville, Georgia[1]	A manufacturing, laboratory and office building (leased)	143,000
Carlsbad, California[3]	Three manufacturing and office buildings (leased)	120,000
Duluth, Georgia[1]	An office and laboratory building	110,000
East Providence, Rhode Island[3]	A manufacturing, warehouse, distribution and office complex	75,000
Westlake, Ohio	Corporate headquarters located on 25 acres of land	68,000
Swainsboro, Georgia[1]	A manufacturing building	59,000
Atlanta, Georgia[1]	A distribution center and office building (leased)	50,000
Branford, Connecticut[2]	A manufacturing and office building (leased)	46,000
Lincoln, Rhode Island[3]	A manufacturing building	44,000
Talladega, Alabama[1]	A manufacturing and office building (leased)	27,000
St. Petersburg, Florida[3]	A manufacturing and office building (leased)	26,000
Luneburg, Germany[1]	A manufacturing building and laboratory	130,000
Erkrath, Germany[1][2]	An office, laboratory and warehouse building (leased)	63,000
Maastricht, The Netherlands[1][2][3]	A manufacturing, distribution center and office building (leased)	48,000
Tokyo, Japan[1][2][3]	An office, laboratory and warehouse building (leased)	42,000
Milano, Italy[1][2]	An office, laboratory and warehouse building (leased)	41,000
St. Thibault Des Vignes, France[1][2]	An office building (leased)	29,000
Shanghai, China[1][2]	A manufacturing, warehouse and office building (leased)	20,000
Bangalore, India[1][2][3]	An office and warehouse building	16,000
Slough, U.K.[3]	A manufacturing, warehouse and office building (leased)	10,000
Dunstable, U.K.[3]	An office building	6,000

Business Segment — Property Identification Legend

(1) Adhesive Dispensing and Nonwoven Fiber Systems

(2) Finishing and Coating Systems

(3) Advanced Technology Systems

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for the Company's products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, the Company leases equipment under various operating and capitalized leases. Information about leases is reported in Note 7 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

The Company has been identified as a potentially responsible party (PRP) at a Wisconsin municipal landfill and has voluntarily agreed with other PRP's to share costs associated with (1) a feasibility study and remedial investigation ("FS/RI") for the site and (2) providing clean drinking water to the affected residential properties through completion of the FS/RI phase of the project. The FS/RI is expected to be completed in 2005. The Company is committing $829 towards completing the FS/RI phase of the project and providing clean drinking water. This amount has been recorded in the Company's financial statements. Against this commitment, the Company has made payments of $363 through the end of fiscal year 2004. The remaining amount of $466 is recorded in accrued liabilities in the October 31, 2004 Consolidated Balance Sheet. The total cost of the Company's share for remediation efforts will not be ascertainable until the FS/RI is completed and a remediation plan is approved by the Wisconsin Department of Natural Resources, which is anticipated to occur in 2006. However, based upon current information, the Company does not expect that the costs associated with remediation will have a material effect on its financial condition or results of operations.

The European Union ("EU") has adopted two Directives to facilitate the recycling of electrical and electronic equipment sold in the EU. The first of these is the Waste Electrical and Electronic Equipment ("WEEE") Directive which directs EU Member States to enact laws, regulations, and administrative provisions to ensure that producers of electrical and electronic equipment provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE from products placed on the market after August 13, 2005 and from products in use prior to that date that are being replaced. The second of these Directives is the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") Directive. The RoHS Directive addresses the restriction on use of certain hazardous substances such as mercury, lead, cadmium, and hexavalent cadmium in electrical and electronic equipment placed on the market after July 1, 2006. As of October 31, 2004, EU Member States continue to develop legislation to implement these Directives.

During the year, the Company established a project management team whose efforts are directed at assessing the impact of the Directives on the Company's supply chain management and manufacturing processes and developing a strategy to permit the Company to react and comply with legislation enacted by Member States. The cost to the Company to comply with the Directives and Member States' legislation will not be quantifiable until Member States have fully implemented the Directives.

In addition, the Company is involved in various other legal proceedings arising in the normal course of business. Based on current information, the Company does not expect that the ultimate resolution of pending and threatened legal proceedings will have a material adverse effect on its financial condition or results of operations. The Company is not involved in any other legal proceedings that would be required to be disclosed pursuant to Item 103 of Regulation S-K.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

The executive officers of the Company as of December 31, 2004 were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Edward P. Campbell	55	1988	Chairman of the Board of Directors and Chief Executive Officer, 2004
			President and Chief Executive Officer, 1997
Peter S. Hellman	55	2000	President, Chief Financial and Administrative Officer, 2004
			Executive Vice President, Chief Financial and Administrative Officer, 2000
			President and Chief Operating Officer, TRW, Inc. from 1995 through 1999
Donald J. McLane	61	1986	Senior Vice President, 1999
Robert A. Dunn, Jr.	57	1997	Vice President, 1997
Bruce H. Fields	53	1992	Vice President, Human Resources, 1992
Mark G. Gacka	50	1998	Vice President, 1998
Michael Groos	53	1995	Vice President, 1995
John J. Keane	44	2003	Vice President, 2003
			Vice President, Packaging and Product Assembly Systems from 2000 to 2003
			Manager, Business Operations from 1999 to 2000
Nicholas D. Pellecchia	59	1986	Vice President, Finance and Controller, 1986

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) The Company's common shares are listed on the Nasdaq Stock Market's National Market under the symbol NDSN. As of December 10, 2004, there were approximately 2,332 registered shareholders. The table below is a summary of dividends paid per common share, the range of market prices, and average price-earnings ratios with respect to common shares, during each quarter of fiscal 2004 and 2003. The price-earnings ratios reflect average market prices relative to trailing four-quarter earnings.

Fiscal Quarters	Dividend Paid	Common Stock Price High	Common Stock Price Low	Price-Earnings Ratio
2004:				
First	**$.155**	**$37.98**	**$27.33**	**28.2**
Second	**.155**	**38.41**	**33.50**	**26.1**
Third	**.155**	**43.78**	**32.21**	**23.9**
Fourth	**.16**	**42.23**	**32.21**	**21.5**
2003:				
First	$.15	$27.86	$21.46	39.1
Second	.15	27.03	20.52	37.1
Third	.15	26.05	22.28	35.0
Fourth	.155	28.53	22.65	24.6

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 2, 2004 to August 29, 2004	—		—	2,000
August 30, 2004 to September 26, 2004	—		—	2,000
September 27, 2004 to October 31, 2004	25	$33.95	25	1,975
Total	25		25	

(1) In October 2003, the Board of Directors authorized the Company to repurchase, until October 2006, up to 2,000 shares of the Company's common stock on the open market. In October 2004, the Company repurchased 25 shares in an open market transaction at a price of $33.95 per share. There were no shares repurchased prior to October 2004.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2004	2003	2002[e]	2001	2000
Operating Data[a]					
Sales	**$793,544**	667,347	647,756	731,416	740,568
Cost of sales	**$354,313**	301,566	310,542	337,129	332,597
% of sales	**45**	45	48	46	45
Selling and administrative expenses	**$328,633**	295,157	281,696	321,395	307,559
% of sales	**41**	44	43	44	42
Severance and restructuring costs	**$ —**	2,028	2,499	13,355	8,960
Operating profit	**$110,598**	68,596	53,019	59,537	91,452
% of sales	**14**	10	8	8	12
Net income	**$ 63,334**	35,160	22,072	24,610	54,632
% of sales	**8**	5	3	3	7
Net income adjusted for goodwill amortization[b]	**$ 63,334**	35,160	22,072	35,853	57,979
% of sales	**8**	5	3	5	8
Financial Data[a]					
Working capital	**$167,362**	65,708	21,926	6,524	116,230
Net property, plant and equipment and other non-current as	**$476,276**	489,436	489,899	500,276	240,802
Total invested capital	**$643,638**	555,144	511,825	506,800	357,032
Total assets	**$839,387**	766,806	764,472	862,453	610,040
Long-term obligations	**$240,305**	255,035	242,935	243,074	109,809
Shareholders' equity	**$403,333**	300,109	268,890	263,726	247,223
Return on average invested capital — %[c]	**13**	7	4	6	16
Return on average shareholders' equity — %[d]	**18**	13	8	10	25
Per-Share Data[a]					
Basic earnings per share	**$ 1.78**	1.04	0.66	0.75	1.68
Diluted earnings per share	**$ 1.73**	1.04	0.66	0.74	1.67
Dividends per common share	**$ 0.625**	0.605	0.57	0.56	0.52
Book value per common share	**$ 11.12**	8.82	8.00	7.96	7.62
Average common shares	**35,489**	33,703	33,383	32,727	32,455
Average common shares and common share equivalents	**36,546**	33,899	33,690	33,050	32,767

(a) See accompanying Notes to Consolidated Financial Statements.

(b) In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and as a result no longer amortizes goodwill. Amounts represent net income without goodwill amortization.

(c) Net income plus interest on long-term obligations net of income taxes as a percentage of total assets less current liabilities.

(d) Net income as a percentage of shareholders' equity.

(e) 2002 includes an inventory write-down of $11,388, which is included in cost of sales.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this annual report, all amounts related to United States and foreign currency and to number of shares of Nordson Corporation stock, except for per share earnings and dividend amounts, are expressed in thousands.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company's management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates the accounting policies and estimates it uses to prepare financial statements. The Company bases its estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to the Company's results of operations or financial position are discussed below. On a regular basis, the Company reviews critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition — Most of the Company's revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including both installation and services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. Amounts received in excess of revenue recognized are included as deferred revenue in the accompanying balance sheets. Revenues deferred in 2004 were not material. A limited number of the Company's large engineered systems sales contracts are accounted for using the percentage-of-completion method. The amount of revenue recognized in any accounting period is based on the ratio of actual costs incurred through the end of the period to total estimated costs at completion. Cost estimates are updated on a quarterly basis. During 2004, 2003 and 2002, the Company recognized approximately $7,000, $5,000 and $20,000, respectively, of revenue under the percentage-of-completion method. The remaining revenues are recognized upon delivery.

Goodwill — Goodwill represents the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired. At October 31, 2004, goodwill represented approximately 40 percent of the Company's total assets. The majority of the goodwill resulted from the acquisition of EFD, Inc. in fiscal 2001. In 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," which provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. In accordance with No. 142, the Company completed a transitional goodwill impairment test that resulted in no impairment loss being recognized. Goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. The estimated fair value of a reporting unit is determined by applying appropriate discount rates to estimated future cash flows and terminal value amounts for the reporting units. The results of the Company's analyses indicated that no reduction of goodwill is required.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out method for 38 percent of the Company's consolidated inventories at October 31, 2004, with the first-in, first-out method used for the remaining inventory. On an ongoing basis, the Company tests its inventory for technical obsolescence, as well as for future demand and changes in market conditions. The Company has historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. In the face of difficult economic conditions that accelerated the technical obsolescence of certain inventory and impacted the demand outlook for other inventory, the Company recognized an inventory write-down of $11,388 in the fourth quarter of 2002 ($7,630 on an after-tax basis, or $.23 per share). The addition of $11,388 to the inventory obsolescence reserve brought the reserve balance to $23,149. During 2003, $21,281 of inventory was disposed of and charged against the reserve, and $2,243 was added to the reserve. After a currency effect of $444, the balance in the inventory obsolescence reserve was $4,555 at November 2, 2003. During 2004, $3,066 of inventory was disposed of and charged against the reserve, and $2,782 was added to the reserve. After a currency effect of $130, the balance in the inventory obsolescence reserve was $4,401 at October 31, 2004.

Pension Plans and Postretirement Medical Plan — The measurement of liabilities related to the Company's pension plans and postretirement medical plan is based on management's assumptions related to future factors including interest rates, return on pension plan assets, compensation increases and health care cost trend rates.

The weighted-average discount rate (based on AA quality fixed income investments) used to determine the present value of the Company's aggregate pension plan obligation was 5.8 percent at October 31, 2004, compared to 5.9 percent at November 2, 2003. The average expected rate of return (long-term investment rate) on pension assets increased slightly from 8.1 percent in 2003 to 8.2 percent in 2004. The assumed rate of compensation increases was 3.4 percent in 2004, compared to 3.3 percent in 2003.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

With respect to the postretirement medical plan, the discount rate used to value the benefit obligation decreased from 6.25 percent at November 2, 2003 to 6.0 percent at October 31, 2004. The annual rate of increase in the per capita cost of covered benefits (the health care trend rate) is assumed to be 8.0 percent in 2005, decreasing gradually to 5.0 percent in 2009. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total service and interest cost components in 2004 ..	$ 631	$ (496)
Effect on postretirement obligation as of October 31, 2004 ...	$6,506	$(5,209)

Employees hired after January 1, 2002 are not eligible to participate in the postretirement medical plan.

The Company expects that pension and postretirement expenses in fiscal 2005 will be approximately $1,400 higher than fiscal 2004, reflecting among other things, changes in actuarial assumptions and plan design changes.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. The Company enters into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are marked to market each accounting period, and the resulting gains or losses are included in other income (expense) on the Consolidated Statement of Income.

Warranties — The Company provides customers with a product warranty that requires the Company to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, the Company relies primarily on historical warranty claims by product sold. At October 31, 2004, the warranty accrual was $4,121, while warranty costs for 2004 were $4,165.

Long-Term Incentive Compensation Plan (LTIP) — Under this plan officers are awarded a cash payment if predetermined performance measures are met over a three-year period. The value of this payment is based upon the share price of the Company's stock at a predetermined date subsequent to the end of the third year of each plan. Over the period of each plan, costs are accrued based on progress against performance measures, along with changes in value of the Company's stock. At October 31, 2004, the accrued liability for the 2002, 2003 and 2004 plans amounted to $11,064. The portion of these costs recognized in the income statement was $7,004 in 2004, $2,653 for 2003 and $1,406 for 2002.

Fiscal Years 2004 and 2003

Sales — Worldwide sales for 2004 were $793,544, an increase of 19 percent from 2003 sales of $667,347. Sales volume increased 13 percent, with favorable currency effects contributing an additional 6 percent to the overall sales gain. The Company is organized into three business segments: adhesive dispensing and nonwoven fiber systems, finishing and coating systems, and advanced technology systems. Sales of the adhesive segment were $497,699 in 2004, an increase of $71,495 from 2003. Of the total 17 percent increase, 10 percent was due to volume increases and 7 percent was due to currency effects. All five businesses in the adhesive segment showed increased volume, with more than half of the increase coming from higher product assembly and fiber system sales. Finishing segment sales in 2004 were $130,944, compared with $112,722 in the prior year. The 16 percent increase can be traced to a volume increase of 11 percent and currency effects of 5 percent. The volume increase was primarily due to a strong recovery in powder system sales across all geographic regions, with the biggest growth seen in the United States and Japan. Sales of the advanced technology segment were $164,901 in 2004, an increase of $36,480 from 2003. The increase was the result of 26 percent volume gains and 2 percent from the effects of currency. Within this segment, the Asymtek business, which sells to customers in the semiconductor, printed circuit board and electronic assembly industries, was especially strong, with volume up 50 percent from 2003. The other businesses in this segment all showed sales volume growth of at least 10 percent. It is estimated that the effect of pricing on total revenue was neutral relative to the prior year.

Nordson's sales outside the United States accounted for 66 percent of total 2004 sales, compared with 63 percent for 2003. During 2004, the Company realigned its geographic reporting. Previously, sales were reported in four regions, North America, Europe, Japan and Pacific South. The regions are now defined as United States, Americas (Canada and Latin America), Europe, Japan and Asia Pacific. Prior year amounts have been reclassified to conform to the new alignment. Sales volume in all five geographic regions increased in 2004 compared to 2003. Sales volume was up 8 percent in the United States, 19 percent in the Americas, 10 percent in Europe, 11 percent in Japan and 48 percent in Asia Pacific. The increase in Asia Pacific can be traced largely to the advanced technology segment and to higher fiber system sales.

Operating profit — Gross margins, expressed as a percent of sales, increased to 55.4 percent in 2004 from 54.8 percent in 2003. Currency changes had a .9 percent favorable effect, with the effect of mix and absorption offsetting this gain.

Selling and administrative expenses were $328,633 in 2004, an increase of $33,476, or 11.3 percent from 2003. The increase is due to currency translation effects of 4.3 percent and to compensation increases and higher employee benefit costs. As a percent of sales these costs decreased to 41.4 percent in 2004 from 44.2 percent last year.

Operating profit margins, expressed as a percentage of sales, were 13.9 percent in 2004 compared to 10.3 percent in 2003. Beginning in 2004, the method of measuring operating profit for segment reporting was modified. A larger portion of corporate expenses is now being charged to the three primary business segments. Prior year operating profit amounts have been adjusted to conform to the 2004 methodology. Segment operating profit margins in 2004 and 2003 were as follows:

Segment	2004	2003
Adhesive Dispensing Systems	**20%**	17%
Finishing and Coating Systems	**2%**	1%
Advanced Technology Systems	**18%**	11%

The improvement in profit margins across all three segments can be traced to absorption of fixed operating expenses and to the effects of continuing cost controls related to lean initiatives.

In light of the difficult economic environment from 2000 to 2003, the Company embarked on a number of cost reduction initiatives. Consistent with these initiatives, the Company recognized $2,028 ($1,359 on an after-tax basis, or $.04 per share) of severance and restructuring costs in 2003.

Interest and other — Interest expense in 2004 was $15,432, a decrease of 15 percent from 2003. The decrease was due to lower borrowing levels. Other expense was $2,688 in 2004, compared to other income of $1,055 last year. The change was primarily due to a loss of $3,288 on the disposition of a minority equity investment. In addition, currency losses of $201 were incurred in 2004, compared to gains of $558 in 2003.

In 2004, the Company recorded a charge of $128 in other expense. The Company has been identified as a potentially responsible party (PRP) at a Wisconsin municipal landfill and has voluntarily agreed with other PRP's to share costs associated with (1) a feasibility study and remedial investigation ("FS/RI") for the site and (2) providing clean drinking water to the affected residential properties through completion of the FS/RI phase of the project. The FS/RI is expected to be completed in 2005. The Company has committed $829 towards completing the FS/RI phase of the project and providing clean drinking water. This amount has been recorded in the Company's financial statements. Against this commitment, the Company has made payments of $363 through the end of fiscal year 2004. The remaining amount of $466 is recorded in accrued liabilities in the October 31, 2004 Consolidated Balance Sheet.

Net income — The Company's effective income tax rate was 32.5 percent in 2004, down from 33.0 percent in 2003. The decrease was due to a refund related to a prior tax year. Net income was $63,334, or $1.73 per diluted share in 2004. This compares to net income of $35,160, or $1.04 per diluted share in 2003. This represents an 80 percent increase in net income and 66 percent increase in earnings per share.

Accounting changes — In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no impact in 2004 on the Company's consolidated financial position or results of operations as a result of the adoption of No. 146. During 2003, the Company recognized expense of $2,028 related to severance payments to approximately 70 employees of the finishing and coating and the advanced technology segments in North America.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees and clarifies the requirements related to the recognition of liabilities by a guarantor for obligations undertaken in issuing guarantees. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements for periods ending after December 31, 2002 and are applicable for all outstanding guarantees subject to the interpretation.

The Company has issued guarantees to two banks to support the short-term borrowing facilities of a 49 percent-owned South Korean joint venture/distributor of the Company's products. One guarantee is for Korean Won 3,000,000 (approximately $2,572) secured by land and building and expires on January 31, 2005. The other guarantee is for $2,300 and expires on October 31, 2005. As discussed below, the Company began consolidating this joint venture/distributor in the second quarter of fiscal 2004.

In 2004, the Company issued a guarantee to a U.S. bank related to a five-year trade financing agreement for a sale to a customer in Turkey. The loan is secured by collateral with a current value well in excess of the amount due. The guarantee could be called into play in the event of payment default by the customer to the bank. The amount of the guarantee at October 31, 2004 was Euro 2,000 (approximately $2,560) and will decline ratably as semi-annual principal payments are made by the customer beginning in 2005. The Company has recorded $1,161 in the allowance for doubtful accounts related to this guarantee. The recorded amount will be adjusted as the customer makes payments.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation by business enterprises of variable interest entities, which possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of operations of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created prior to January 31, 2003, this interpretation is effective for the first year or interim period beginning after March 15, 2004. In the second quarter of 2004, the Company began consolidating a 49 percent-owned South Korean joint venture/distributor of the Company's products. Real estate with a net book value of approximately $750 serves as collateral for one of the bank loans noted above. Other than the bank guarantees noted above, creditors of the joint venture/distributor have no recourse against the Company. The Company's initial investment in this joint venture/distributor occurred in 1989. The effect of the consolidation on the Company's financial statements was not material.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123." No. 148 amends No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, No. 148 amends the disclosure requirements of No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results. The alternative methods of transition of No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of No. 148 is effective for interim periods beginning after December 15, 2002. The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock option expense is reflected in net income, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

In December 2003, the FASB revised Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." The revision established additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows. In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements with fiscal years ending after December 15, 2003, and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. The annual disclosures were adopted for the 2004 fiscal year (see Note 3). The adoption of No. 132 had no effect on the Company's financial condition or results of operations.

In May 2004, the FASB issued Staff Position No. FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," in response to a new law that provides prescription drug benefits under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("No. 106") requires that changes in relevant law be considered in current measurement of postretirement benefit costs. The Company's measures of the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect the effects of the subsidy, because benefits under the Company's plan are not actuarially equivalent to Medicare Part D. The adoption of FSP No. 106-2 had no effect on the Company's financial condition or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of No. 151 is effective for fiscal years beginning after June 15, 2005. The Company has not yet determined the impact of adoption on its consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment. This Statement replaces FASB Statement No. 123 and supercedes APB Opinion No. 25. No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method currently used by the Company. No. 123(R) requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company's financial statements. The Company will be required to adopt No. 123(R) in the fourth quarter of fiscal 2005 and has not yet determined the impact of adoption on its consolidated financial position or results of operations.

Fiscal Years 2003 and 2002

Sales — Worldwide sales for 2003 were $667,347, an increase of 3 percent from 2002 sales of $647,756. A sales volume decline of 3 percent was more than offset by a 6 percent increase in revenue traced to favorable currency effects.

Sales within the adhesive segment increased 3 percent, with a 7 percent increase from currency effects offset by a 4 percent decline in volume. A drop-off in shipments of large engineered systems used in the production of nonwoven fabrics and in the assembly of durable goods accounted for virtually the entire volume decline. Advanced technology segment sales increased 7 percent, with volume up 4 percent and favorable currency effects contributing an additional 3 percent. Improved activity related to sales of plasma treatment systems and manual fluid dispensing systems to the electronics and medical industries as well as sales of UV curing systems to the graphic arts industry accounted for the higher volume within this segment. Finishing and coating segment revenue was down 1 percent in 2003. Sales volume was down 6 percent, offset by a 5 percent increase from favorable currency effects. The volume decline was influenced by lower engineered system sales in North America. It is estimated that the effect of pricing on total revenue was neutral relative to the prior year.

Nordson's sales outside the United States accounted for 63 percent of total 2003 sales, compared with 57 percent for 2002. Sales volume decreased 12 percent in the United States, 4 percent in Europe and 1 percent in the Americas. Offsetting these decreases were increases of 17 percent in Japan and 28 percent in the Asia Pacific regions. Volume was up in all segments in Japan, while advanced technology was primarily responsible for the increase in the Asia Pacific region.

Operating profit — Gross margins, expressed as a percentage of sales, were 54.8 percent in 2003 compared to 52.1 percent in 2002. In 2002, the Company recognized a pretax inventory write-down of $11,388. Excluding the effect of this write-down, the 2003 gross margin rate improved by 1.0 percent over 2002. Favorable currency effects accounted for approximately a 1.1 percent increase in the gross margin rate with the effect of product mix offsetting a portion of this improvement.

Selling and administrative expenses increased by 4.8 percent over 2002. Currency translation effects accounted for a 4.4 percent increase, with the balance of the increase traced to compensation adjustments and higher employee benefit costs. Selling and administrative expenses, excluding severance and restructuring costs, amounted to 44.2 percent of sales in 2003 compared to 43.5 percent of sales in 2002.

In light of the difficult economic environment over the last three years, the Company embarked on a number of cost reduction initiatives. Consistent with these initiatives, the Company recognized $2,028 ($1,359 on an after-tax basis, or $.04 per share) of severance and restructuring costs in 2003. In 2002 the Company recognized $2,690 ($1,802 million on an after-tax basis, or $.05 per share) of restructuring charges, consisting of severance and other costs associated with the combination of certain businesses. Of the total amount, $191 was included in cost of sales.

Operating profit margins, expressed as a percentage of sales, were 10.3 percent in 2003 compared to 8.2 percent in 2002. Segment operating profit margins in 2003 and 2002, after restatement for the allocation of a larger portion of corporate expenses, were as follows:

Segment	2003	2002
Adhesive Dispensing Systems	17%	19%
Finishing and Coating Systems	1%	(1%)
Advanced Technology Systems	11%	6%

The lower adhesive segment operating margin in 2003 compared to 2002 is traced primarily to absorption of fixed operating expenses related to a direct distribution organization in an environment where sales volume declined. In addition, higher initial manufacturing costs were incurred associated with the introduction of a new family of products. Operating margin increases in both the finishing and coating and the advanced technology segments are due to improved manufacturing cost absorption. The restructuring initiatives conducted over the last three years impacted all segments favorably.

Interest and other — Interest expense of $18,063 decreased $3,650 from 2002, due to lower borrowing levels and lower interest rates. Other income increased from $714 in 2002 to $1,055 in 2003, mainly due to currency gains of $558 in 2003.

In 2003, the Company recorded a charge of $375 in other expense related to the Wisconsin municipal landfill described above. Through the end of fiscal 2003 the Company had committed $700 towards completing the FS/RI phase of the project and providing clean drinking water. This amount was recorded in the Company's financial statements. Against this commitment, the Company had made payments of $325 through the end of fiscal 2003. The remaining amount of $375 was recorded in accrued liabilities in the November 2, 2003 Consolidated Balance Sheet.

Net income — The Company's effective tax rate was 33.0 percent for both 2003 and 2002. Net income in 2003 was $35,160, or $1.04 per share on a diluted basis compared with $22,072, or $.66 per share on a diluted basis, in 2002. As noted above, 2002 included a pretax inventory write-down of $11,388, or $.23 per share.

Liquidity, Capital Expenditures and Sources of Capital

Cash and cash equivalents at the end of 2004 were $60,251, an increase of $53,306 from 2003. Cash generated by operations in 2004 was $109,318, up from $87,547 last year. The increase was primarily due to higher net income. Changes in operating assets and liabilities resulted in a use of $563 of cash. Increases in accounts receivable, inventory and accounts payable resulted in a use of $11,535 of cash. The increases were entirely due to increased business activity in 2004 compared to 2003. Further improvements were achieved in inventory turnover and days sales in accounts receivable in the current year. An increase in accrued liabilities accounted for $5,643 of the increase in cash. This increase was largely due to higher incentive compensation accruals. A reduction in deferred taxes in 2004 related primarily to pension payments and the amortization of goodwill.

Cash used by investing activities was $15,328 in 2004. Capital expenditures, which were concentrated on information systems and production equipment, were $11,437. Cash of $4,013 was used for the acquisition of W. Puffe Technologie, a German manufacturer of hot melt adhesive dispensing systems for the textile, aerospace, life science, automotive, construction and baby diaper industries.

Cash used in financing activities in 2004 was $41,602. The Company repaid $72,024 of notes payable and long-term debt in 2004, bringing the debt to equity ratio down from .80 at November 2, 2003 to .44 at October 31, 2004. Dividend payments to shareholders totaled $22,128 in 2004, increasing 3 percent on a per-share basis from 2003. Issuance of common stock related to the exercise of stock options generated $56,758 of cash.

On May 18, 2004 the Company entered into an interest rate swap to convert $40,000 of 6.79 percent fixed rate debt due in May 2006 to variable rate debt. The variable rate is reset semi-annually, and at October 31, 2004 the rate was 5.34 percent.

The following table summarizes the Company's obligations as of October 31, 2004:

	Payments Due by Period				
Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	**$160,323**	**$12,290**	**$100,903**	**$28,580**	**$18,550**
Capital lease obligations	**11,063**	**5,578**	**5,052**	**427**	**6**
Operating leases	**29,470**	**8,742**	**11,287**	**5,573**	**3,868**
Notes payable	**15,301**	**15,301**			
Purchase obligations	**24,834**	**23,612**	**1,222**		
Total obligations	**$240,991**	**$65,523**	**$118,464**	**$34,580**	**$22,424**

Nordson has various lines of credit with both domestic and foreign banks. At October 31, 2004, these lines totaled $277,958, of which $262,657 was unused. Included in the total amount of $277,958 is a $200,000 facility with a group of banks that expires in 2009. This facility was entered into on October 19, 2004 and replaced an existing facility that was scheduled to expire in 2006. The new facility may be increased from $200,000 to $400,000 under certain conditions. It was unused at the end of 2004. There are two covenants that the Company must meet under this facility. The first covenant limits the amount of additional debt the Company can incur. At the end of 2004, this covenant would not have limited the amount the Company could borrow under this facility. The other covenant requires EBIT (as defined in the credit agreement) to be at least three times interest expense. The actual interest coverage was 7.87 for 2004. The Company was in compliance with all debt covenants at October 31, 2004.

The Company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for 2005. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent Company.

In October 2003, the Board of Directors authorized the Company to repurchase up to 2,000 shares of the Company's common stock on the open market. Expected uses for repurchased shares include the funding of benefit programs including stock options, restricted stock and 401(k) matching. Shares purchased will be treated as treasury shares until used for such purposes. The repurchase program will be funded using the Company's working capital. During October 2004, the Company repurchased approximately 1 percent of the shares authorized to be repurchased under this program.

Outlook

The Company ended 2004 with a backlog of $78 million, up $11 million from the beginning of the year and is poised for a strong start to 2005. Looking over the course of the year, we will continue to focus on identifying new market opportunities. With a low debt level and expectations of good cash flow, the Company will have the capability to respond to opportunities as they develop.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured because of fluctuating selling prices, sales volume, product mix and cost structures in each country where Nordson operates. As a rule, a weakening of the U.S. dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the U.S. dollar has a detrimental effect.

In 2004 compared with 2003, the U.S. dollar was generally weaker against foreign currencies. If 2003 exchange rates had been in effect during 2004, sales would have been approximately $37,146 lower and third-party costs would have been approximately $22,471 lower. In 2003 compared with 2002, the U.S. dollar was also generally weaker against foreign currencies. If 2002 exchange rates had been in effect during 2003, sales would have been approximately $37,685 lower and third-party costs would have been approximately $22,408 lower. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

The Company operates internationally and enters into transactions denominated in foreign currencies. Consequently, the Company is subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. Nordson regularly uses foreign exchange contracts to reduce its risks related to most of these transactions. These contracts, primarily Euro and Yen, usually have maturities of 90 days or less, and generally require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. The balance of transactions denominated in foreign currencies are designated as hedges of the Company's net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the Company's use of foreign exchange contracts on a routine basis to reduce the risks related to nearly all of the Company's transactions denominated in foreign currencies as of October 31, 2004, the Company did not have a material foreign currency risk related to its derivatives or other financial instruments.

Note 10 to the financial statements contains additional information about the Company's foreign currency transactions and the methods and assumptions used by the Company to record these transactions.

The Company finances a portion of its operations with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates for most of its long-term debt.

Trends

The Five-Year Summary in Item 6 documents Nordson's historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Nordson's solid performance is attributed to the Company's participation in diverse geographic and industrial markets and its long-term commitment to develop and provide quality products and worldwide service to meet customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

Statements in this report pertaining to future periods are "forward-looking statements" intended to qualify for the protection afforded by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve risks and uncertainties. Consequently, the Company's actual results could differ materially from the expectations expressed in the forward-looking statements. Factors that could cause the Company's actual results to differ materially from the expected results include, but are not limited to: deferral of orders, customer-requested delays in system installations, currency exchange rate fluctuations, a sales mix different from assumptions and significant changes in local business conditions in geographic regions in which the Company conducts business.

Consolidated Statements of Income

Years ended October 31, 2004, November 2, 2003 and November 3, 2002

(In thousands except for per-share amounts)	2004	2003	2002
Sales	**$793,544**	$667,347	$647,756
Operating costs and expenses:			
Cost of sales	**354,313**	301,566	310,542
Selling and administrative expenses	**328,633**	295,157	281,696
Severance and restructuring costs	**—**	2,028	2,499
	682,946	598,751	594,737
Operating profit	**110,598**	68,596	53,019
Other income (expense):			
Interest expense	**(15,432)**	(18,063)	(21,713)
Interest and investment income	**1,350**	889	924
Other — net	**(2,688)**	1,055	714
	(16,770)	(16,119)	(20,075)
Income before income taxes	**93,828**	52,477	32,944
Income tax (benefit)/provision:			
Current	**21,192**	11,537	11,545
Deferred	**9,302**	5,780	(673)
	30,494	17,317	10,872
Net income	**$ 63,334**	$ 35,160	$ 22,072
Average common shares	**35,489**	33,703	33,383
Incremental common shares attributable to outstanding stock options, nonvested stock, and deferred stock-based compensation	**1,057**	196	307
Average common shares and common share equivalents	**36,546**	33,899	33,690
Basic earnings per share	**$ 1.78**	$ 1.04	$ 0.66
Diluted earnings per share	**$ 1.73**	$ 1.04	$ 0.66

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2004 and November 2, 2003

(In thousands)	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 60,251**	$ 6,945
Marketable securities	**328**	27
Receivables — net	**173,852**	151,740
Inventories — net	**85,330**	78,557
Deferred income taxes	**37,093**	33,722
Prepaid expenses	**6,257**	6,379
Total current assets	**363,111**	277,370
Property, plant and equipment — net	**111,607**	115,255
Goodwill — net	**331,659**	328,572
Intangible assets — net	**17,331**	15,363
Deferred income taxes	**—**	11,238
Other assets	**15,679**	19,008
	$ 839,387	$ 766,806
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	**$ 15,301**	$ 58,227
Accounts payable	**58,740**	47,976
Income taxes payable	**4,873**	2,666
Accrued liabilities	**91,244**	83,574
Customer advance payments	**8,921**	6,229
Current maturities of long-term debt	**12,290**	9,097
Current obligations under capital leases	**4,380**	3,893
Total current liabilities	**195,749**	211,662
Long-term debt	**148,033**	172,619
Obligations under capital leases	**4,446**	4,106
Pension and retirement obligations	**76,874**	70,661
Deferred income taxes	**666**	—
Other liabilities	**10,286**	7,649
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	**—**	—
Common shares, no par value; 80,000 shares authorized; 49,011 shares issued	**12,253**	12,253
Capital in excess of stated value	**174,440**	131,573
Retained earnings	**558,620**	517,414
Accumulated other comprehensive loss	**(16,471)**	(20,296)
Common shares in treasury, at cost	**(323,531)**	(339,815)
Deferred stock-based compensation	**(1,978)**	(1,020)
Total shareholders' equity	**403,333**	300,109
	$ 839,387	$ 766,806

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2004, November 2, 2003 and November 3, 2002

(In thousands)	Common Shares in Treasury		Common Shares	Capital in Excess of Stated Value	Retained Earnings	Accumulated Other Comprehensive Loss	Deferred Stock-based Compensation	Total
	Shares	Amount						
Balance at October 28, 2001	15,874	$(344,194)	$12,253	$114,889	$499,570	$(18,358)	$ (434)	$263,726
Net income					22,072			22,072
Translation adjustments						3,539		3,539
Minimum pension liability adjustment net of taxes of $8,008						(12,499)		(12,499)
Total comprehensive income								13,112
Shares issued under company stock and employee benefit plans	(622)	6,918		8,289			(108)	15,099
Amortization of deferred stock-based compensation							294	294
Purchase of treasury shares	146	(4,330)						(4,330)
Dividends — $.57 per share					(19,011)			(19,011)
Balance at November 3, 2002	15,398	(341,606)	12,253	123,178	502,631	(27,318)	(248)	268,890
Net income					35,160			35,160
Translation adjustments						12,655		12,655
Minimum pension liability adjustment net of taxes of $3,626						(5,633)		(5,633)
Total comprehensive income								42,182
Shares issued under company stock and employee benefit plans	(601)	6,658		8,395			(1,347)	13,706
Amortization of deferred stock-based compensation							575	575
Purchase of treasury shares	179	(4,867)						(4,867)
Dividends — $.605 per share					(20,377)			(20,377)
Balance at November 2, 2003	14,976	(339,815)	12,253	131,573	517,414	(20,296)	(1,020)	300,109
Net income					**63,334**			**63,334**
Translation adjustments						**6,476**		**6,476**
Minimum pension liability adjustment net of taxes of $1,773						**(2,651)**		**(2,651)**
Total comprehensive income								**67,159**
Shares issued under company stock and employee benefits plans	**(2,625)**	**30,481**		**39,262**			**(1,904)**	**67,839**
Tax benefit from stock option and restricted stock transactions				**3,605**				**3,605**
Amortization of deferred stock-based compensation							**946**	**946**
Purchase of treasury shares	**382**	**(14,197)**						**(14,197)**
Dividends — $.625 per share					**(22,128)**			**(22,128)**
Balance at October 31, 2004	**12,733**	**$(323,531)**	**$12,253**	**$174,440**	**$558,620**	**$(16,471)**	**$(1,978)**	**$403,333**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2004, November 2, 2003 and November 3, 2002

(In thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 63,334**	$ 35,160	$ 22,072
Adjustments to reconcile net income to net cash provided by operating activities:			
Severance and restructuring costs	—	—	1,749
Depreciation	**24,083**	27,296	27,995
Amortization	**2,793**	1,944	1,492
Inventory write-down	—	—	11,388
Provision for losses on receivables	**2,429**	1,581	2,216
Deferred income taxes	**10,344**	7,553	854
Other	**6,898**	6,150	2,243
Changes in operating assets and liabilities:			
Receivables	**(18,236)**	(6,893)	32,873
Inventories	**(2,433)**	12,501	41,567
Other current assets	**326**	(329)	4,221
Other noncurrent assets	**431**	(373)	800
Accounts payable	**9,125**	(2,499)	(6,916)
Income taxes payable	**2,126**	(1,944)	1,381
Accrued liabilities	**5,643**	5,759	(8,947)
Customer advance payments	**2,534**	961	(8,055)
Other noncurrent liabilities	**(79)**	680	3,461
Net cash provided by operating activities	**109,318**	87,547	130,394
Cash flows from investing activities:			
Additions to property, plant and equipment	**(11,437)**	(7,563)	(11,397)
Proceeds from sale of property, plant and equipment	**128**	228	2,113
Consolidation of joint venture	**295**	—	—
Acquisition of businesses	**(4,013)**	544	(1,223)
Proceeds from sale of (purchases of) marketable securities	**(301)**	(2)	37
Net cash used in investing activities	**(15,328)**	(6,793)	(10,470)
Cash flows from financing activities:			
Repayment of short-term borrowings	**(50,102)**	(55,727)	(87,566)
Repayment of long-term debt	**(21,922)**	(9,055)	(22,678)
Repayment of capital lease obligations	**(4,698)**	(4,241)	(3,884)
Issuance of common shares	**56,758**	8,907	11,024
Purchase of treasury shares	**(3,115)**	(73)	(300)
Tax benefit from the exercise of stock options	**3,605**	—	—
Dividends paid	**(22,128)**	(20,377)	(19,011)
Net cash used in financing activities	**(41,602)**	(80,566)	(122,415)
Effect of exchange rate changes on cash	**918**	885	482
Increase (decrease) in cash and cash equivalents	**53,306**	1,073	(2,009)
Cash and cash equivalents at beginning of year	**6,945**	5,872	7,881
Cash and cash equivalents at end of year	**$ 60,251**	$ 6,945	$ 5,872

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

In this annual report, all amounts related to United States and foreign currency and to number of shares of Nordson Corporation stock, except for per share earnings and dividend amounts, are expressed in thousands.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Ownership interests of 20 percent or more in noncontrolled affiliates are accounted for by the equity method. Other investments are recorded at cost.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — The fiscal year for the Company's domestic operations ends on the Sunday closest to October 31 and contained 52 weeks in 2004 and 2003 and 53 weeks in 2002. To facilitate reporting of consolidated accounts, the fiscal year for most of the Company's international operations ends on September 30.

Revenue recognition — Most of the Company's revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including both installation and services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. Revenues deferred in 2004 were not material. Amounts received in excess of revenue recognized are included as deferred revenue in the accompanying balance sheets. A limited number of the Company's large engineered systems sales contracts are accounted for using the percentage-of-completion method. The amount of revenue recognized in any accounting period is based on the ratio of actual costs incurred through the end of the period to total estimated costs at completion. Cost estimates are updated on a quarterly basis. During 2004, 2003 and 2002, the Company recognized approximately $7,000, $5,000 and $20,000, respectively, of revenue under the percentage-of-completion method. The remaining revenues are recognized upon delivery.

Shipping and handling costs — The Company records amounts billed to customers for shipping and handling as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and amounted to $4,651 in 2004 ($4,195 in 2003 and $3,780 in 2002).

Research and development — Research and development costs are expensed as incurred and amounted to $22,947 in 2004 ($22,341 in 2003 and $26,554 in 2002).

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of the Company's stock options, computed using the treasury stock method, as well as nonvested stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive.

Cash and cash equivalents — Highly liquid instruments with a maturity of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost.

Notes to Consolidated Financial Statements — *Continued*

Marketable securities — Marketable securities consist primarily of municipal and other short-term notes with maturities greater than 90 days at date of purchase. At October 31, 2004, all contractual maturities were within one year or could be callable within one year. The Company's marketable securities are classified as available for sale and recorded at quoted market prices that approximate cost.

Allowance for doubtful accounts — The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for 38 percent of consolidated inventories at October 31, 2004 and 39 percent at November 2, 2003. The first-in, first-out (FIFO) method is used for all other inventories. Liquidations decreased cost of goods sold by $63 in 2003 and increased cost of sales by $573 in 2002. Consolidated inventories would have been $8,762 and $8,790 higher than reported at October 31, 2004 and November 2, 2003, respectively, had the Company used the FIFO method, which approximates current cost, for valuation of all inventories.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over the term of the lease or their useful lives, which is shorter. Useful lives are as follows:

Land Improvements	15-25 years
Buildings	20-40 years
Machinery and Equipment	3-12 years
Enterprise Management System	10 years

The Company capitalizes costs associated with the development and installation of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage, or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. The Company capitalizes interest costs on significant capital projects. No interest was capitalized in 2004.

Goodwill and intangible assets — Goodwill assets are subject to impairment testing. Other intangible assets, which consist primarily of core/developed technology, noncompete agreements and patent costs, are amortized over their useful lives. At present, these lives range from five to 21 years. The useful life of an asset related to core/developed technology was reduced from 30 to 15 years in 2004, resulting in additional annual amortization expense of $529.

Notes to Consolidated Financial Statements — *Continued*

Foreign currency translation — The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies, are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Premiums and discounts on forward contracts are amortized over the lives of the contracts. Gains and losses from foreign currency transactions which hedge a net investment in a foreign subsidiary and from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss). For subsidiaries operating in highly inflationary economies, gains and losses from foreign currency transactions and translation adjustments are included in net income.

Comprehensive income — Accumulated other comprehensive loss at October 31, 2004 and November 2, 2003 consisted of:

	2004	2003
Net foreign currency translation adjustments	**$ 8,983**	$ 2,508
Minimum pension liability adjustments	**(25,454)**	(22,804)
	$(16,471)	$(20,296)

Warranties — The Company offers warranties to its customers depending on the specific product and terms of the customer purchase agreement. Most of the Company's product warranties are customer specific. A typical warranty program requires that the Company repair or replace defective products within a specified time period from the date of delivery or first use. The Company records an estimate for future warranty-related costs based on actual historical return rates. Based on analysis of return rates and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is reconciliation of the product warranty liability for 2004 and 2003:

	2004	2003
Balance at beginning of year	**$ 3,030**	$ 2,767
Accruals for warranties	**4,165**	2,942
Warranty payments	**(3,145)**	(2,779)
Currency adjustments	**71**	120
Balance at end of year	**$ 4,121**	$ 3,030

Presentation — Certain 2003 amounts have been reclassified to conform to 2004 presentation.

Note 2 — Accounting changes

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no impact in 2004 on the Company's consolidated financial position or results of operations as a result of the adoption of No. 146. During 2003, the Company recognized expense of $2,028 related to severance payments to approximately 70 employees of the finishing and coating and the advanced technology segments in North America.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees and clarifies the requirements related to the recognition of liabilities by a guarantor for obligations undertaken in issuing guarantees. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements for periods ending after December 31, 2002 and are applicable for all outstanding guarantees subject to the interpretation.

The Company has issued guarantees to two banks to support the short-term borrowing facilities of a 49 percent-owned South Korean joint venture/distributor of the Company's products. One guarantee is for Korean Won 3,000,000 (approximately $2,572) secured by land and building and expires on January 31, 2005. The other guarantee is for $2,300 and expires on October 31, 2005. As discussed below, the Company began consolidating this joint venture/distributor in the second quarter of fiscal 2004.

In 2004, the Company issued a guarantee to a U.S. bank related to a five-year trade financing agreement for a sale to a customer in Turkey. The loan is secured by collateral with a current value well in excess of the amount due. The guarantee could be called into play in the event of payment default by the customer to the bank. The amount of the guarantee at October 31, 2004 was Euro 2,000 (approximately $2,560) and will decline ratably as semi-annual principal payments are made by the customer beginning in 2005. The Company has recorded $1,161 in the allowance for doubtful accounts related to this guarantee. The recorded amount will be adjusted as the customer makes payments.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation by business enterprises of variable interest entities, which possess certain characteristics. The interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of operations of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created prior to January 31, 2003, this interpretation is effective for the first year or interim period beginning after March 15, 2004. In the second quarter of 2004, the Company began consolidating a 49 percent-owned South Korean joint venture/distributor of the Company's products. Real estate with a net book value of approximately $750 serves as collateral for one of the bank loans noted above. Other than the bank guarantees noted above, creditors of the joint venture/distributor have no recourse against the Company. The Company's initial investment in this joint venture/distributor occurred in 1989. The effect of the consolidation on the Company's financial statements was not material.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123." No. 148 amends No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, No. 148 amends the disclosure requirements of No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results. The alternative methods of transition of No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of No. 148 is effective for interim periods beginning after December 15, 2002. The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock option expense is reflected in net income, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

In December 2003, the FASB revised Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." The revision established additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows. In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements with fiscal years ending after December 15, 2003, and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. The annual disclosures were adopted for the 2004 fiscal year (see Note 3). The adoption of No. 132 had no effect on the Company's financial condition or results of operations.

In May 2004, the FASB issued Staff Position No. FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," in response to a new law that provides prescription drug benefits under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("No. 106") requires that changes in relevant law be considered in current measurement of postretirement benefit costs. The Company's measures of the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect the effects of the subsidy, because benefits under the Company's plan are not actuarially equivalent to Medicare Part D. The adoption of FSP No. 106-2 had no effect on the Company's financial condition or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of No. 151 is effective for fiscal years beginning after June 15, 2005. The Company has not yet determined the impact of adoption on its consolidated financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment. This Statement replaces FASB Statement No. 123 and supercedes APB Opinion No. 25. No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method currently used by the Company. No. 123(R) requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company's financial statements. The Company will be required to adopt No. 123(R) in the fourth quarter of fiscal 2005 and has not yet determined the impact of adoption on its consolidated financial position or results of operations.

Note 3 — Retirement, pension and other postretirement plans

Retirement plans — The parent company and certain subsidiaries have funded contributory retirement plans covering certain employees. The Company's contributions are primarily determined by the terms of the plans subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. The Company also sponsors unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately five years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for 2004, 2003 and 2002 was approximately $4,552, $4,084 and $3,712, respectively.

Pension and other postretirement plans — The Company has various pension plans that cover substantially all employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. The Company contributes actuarially determined amounts to domestic plans to provide sufficient assets to meet future benefit payment requirements. The Company also sponsors an unfunded supplemental pension plan for certain employees. The Company's international subsidiaries fund their pension plans according to local requirements.

The Company also has an unfunded postretirement benefit plan covering most of its domestic employees. Employees hired after January 1, 2002 are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance.

The Company uses a measurement date of October 31 for the domestic pension and postretirement plans and September 30 for the international pension plans.

Notes to Consolidated Financial Statements — *Continued*

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for these plans is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	**$150,310**	$127,272	**$ 33,412**	$ 23,636
Service cost	**5,056**	4,305	**1,147**	1,026
Interest cost	**8,925**	8,301	**2,030**	1,931
Participant contributions	**141**	110	**—**	—
Amendments	**3,354**	—	**(303)**	—
Foreign currency exchange rate change	**1,960**	2,451	**—**	—
Actuarial loss	**4,399**	12,851	**2,382**	8,168
Benefits paid	**(5,506)**	(4,980)	**(1,636)**	(1,349)
Benefit obligation at end of year	**$168,639**	$150,310	**$ 37,032**	$ 33,412
Change in plan assets:				
Beginning fair value of plan assets	**$ 82,041**	$ 65,844	**$ —**	$ —
Actual return on plan assets	**8,049**	9,474	**—**	—
Company contributions	**21,533**	10,662	**1,636**	1,349
Participant contributions	**141**	110	**—**	—
Foreign currency exchange rate change	**911**	931	**—**	—
Benefits paid	**(5,506)**	(4,980)	**(1,636)**	(1,349)
Ending fair value of plan assets	**$107,169**	$ 82,041	**$ —**	$ —
Reconciliation of accrued cost:				
Funded status of the plan	**$ (61,470)**	$ (68,269)	**$(37,032)**	$(33,412)
Unrecognized actuarial loss	**50,728**	45,289	**20,199**	18,896
Unamortized prior service cost	**5,002**	1,954	**(4,146)**	(4,431)
Unrecognized net transition obligation	**—**	1,840	**—**	—
Accrued benefit cost	**$ (5,740)**	$ (19,186)	**$(20,979)**	$(18,947)
Reconciliation of amount recognized in financial statements:				
Accrued benefit liability	**$ (52,505)**	$ (58,789)	**$(20,979)**	$(18,947)
Intangible asset	**4,891**	2,152	**—**	—
Accumulated other comprehensive income	**41,874**	37,451	**—**	—
Total amount recognized in financial statements	**$ (5,740)**	$ (19,186)	**$(20,979)**	$(18,947)

The accumulated benefit obligations for all pension plans was $158,921 at October 31, 2004 and $140,641 at November 2, 2003. Benefit obligations exceeded plan assets for all pension plans at October 31, 2004 and November 2, 2003.

During 2004 and 2003, the Company recorded an additional minimum pension liability so that the recorded pension liability was at least equal to the accumulated benefit obligation. Amounts recorded in other comprehensive income (loss) related to the minimum pension liability, net of tax, were ($2,650) in 2004 and ($5,633) in 2003.

Notes to Consolidated Financial Statements — *Continued*

Net pension and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Service cost	**$ 5,056**	$ 4,305	$ 4,111	**$1,147**	$1,026	$ 881
Interest cost	**8,925**	8,301	7,888	**2,030**	1,931	1,529
Expected return on plan assets	**(8,353)**	(7,683)	(8,203)	**—**	—	—
Amortization of prior service cost	**395**	242	224	**(589)**	(553)	(369)
Amortization of transition obligation	**50**	130	315	**—**	—	—
Recognized net actuarial loss	**1,513**	455	267	**1,079**	941	396
Curtailment	**—**	—	513	**—**	—	—
Total benefit cost	**$ 7,586**	$ 5,750	$ 5,115	**$3,667**	$3,345	$2,437

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Discount rate	**5.8%**	5.9%	6.5%	**6.0%**	6.3%	6.8%
Expected return on plan assets	**8.2**	8.1	8.6	**—**	—	—
Rate of compensation increase	**3.4**	3.3	3.7	**—**	—	—
Health care trend rate				**8.0**	7.8	8.5
Rate to which health care trend rate is assumed to decline (ultimate trend rate)				**5.0**	5.0	5.0
Year the rate reaches the ultimate trend rate				**2009**	2008	2008

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

In determining the expected return on plan assets, the Company considers both historical performance and an estimate of future long-term rates of return on assets similar to those in the Company's plans. The Company consults with and considers the opinions of financial and other professionals in developing appropriate return assumptions.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total service and interest cost components in 2004	$ 631	$ (496)
Effect on postretirement obligation as of October 31, 2004	$6,506	$(5,209)

The allocation of pension plan assets as of October 31, 2004 and November 2, 2003 is as follows:

	Actual Asset Allocation	
	2004	**2003**
Asset Category		
Equity securities	**54.5%**	60.4%
Debt securities	**31.3**	27.0
Real estate	**1.4**	1.5
Other	**12.8**	11.1
Total	**100.0%**	100.0%

The Company's investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. Investment policies and strategies are developed on a country-specific basis.

For the domestic plans, which comprise 87 percent of worldwide pension assets, the investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The target allocation is 50 to 70 percent equity securities and 30 to 50 percent debt securities. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

International plans comprise 13 percent of worldwide pension assets. The allocation of these assets in 2004 was: 31 percent equity securities, 20 percent debt securities, 11 percent real estate and 38 percent other assets.

At October 31, 2004, the pension plans did not have any investment in the Company's stock. During 2004, the domestic plans sold 135 shares of the Company's stock that had been acquired in 2003. The plans received dividends on the Company's stock of $63 in 2004 and $75 in 2003.

It is estimated that the Company's contributions to the pension and postretirement plans in 2005 will be approximately $4,253.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Fiscal Year	Pension Benefits	Other Benefits
2005	$ 4,955	$ 1,388
2006	5,319	1,439
2007	5,655	1,452
2008	5,832	1,519
2009	6,880	1,615
2010-2014	40,184	9,631
Total	$68,825	$17,044

Note 4 — Income taxes

Income tax expense includes the following:

	2004	2003	2002
Current:			
U.S. federal	**$ 5,285**	$ 1,131	$ 13
State and local	**44**	(143)	(59)
Foreign	**15,863**	10,549	11,591
Total current	**21,192**	11,537	11,545
Deferred:			
U.S. federal	**7,246**	5,540	232
State and local	**2,065**	202	(655)
Foreign	**(9)**	38	(250)
Total deferred	**9,302**	5,780	(673)
	$30,494	$17,317	$10,872

Foreign income tax expense includes a benefit related to the utilization of loss carryforwards of $395, $266 and $539 in 2004, 2003 and 2002, respectively.

The reconciliation of the United States statutory federal income tax rate to the worldwide consolidated effective tax rate follows:

	2004	2003	2002
Statutory federal income tax rate	**35.00%**	35.00%	35.00%
Extraterritorial income exclusion	**(3.73)**	(3.33)	(7.14)
Foreign tax rate variances, net of foreign tax credits	**(0.52)**	0.34	10.07
State and local taxes, net of federal income tax benefit	**2.20**	0.08	(2.68)
Amounts related to prior years	**(0.54)**	0.01	(1.14)
Other — net	**0.09**	0.90	(1.11)
Effective tax rate	**32.50%**	33.00%	33.00%

The extraterritorial income exclusion allows a portion of certain income from export sales of goods manufactured in the U.S. to be excluded from taxable income.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $40,739, $25,992 and $27,038 in 2004, 2003 and 2002, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $81,346 and $69,618 at October 31, 2004 and November 2, 2003, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset U.S. taxes due upon the distribution.

In October 2004, Congress passed the American Jobs Creation Act. The new law contains numerous changes to existing tax laws. Among other things, the Act will provide a deduction with respect to income of certain U.S. manufacturing activities and allow for favorable taxing on repatriation of certain offshore earnings. The Company has not yet determined what impact, if any, the new law may have on its future results of operations and financial condition.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	2004	2003
Deferred tax assets:		
Sales to international subsidiaries and related consolidation adjust	**$ 7,148**	$ 7,560
Employee benefits	**20,091**	24,362
Other accruals not currently deductible for taxes	**25,148**	19,504
Tax credit and loss carryforwards	**11,991**	13,406
Inventory adjustments	**4,573**	6,060
Translation of foreign currency accounts	**—**	875
Other — net	**200**	589
Total deferred tax assets	**69,151**	72,356
Valuation allowance	**(10,757)**	(10,116)
Total deferred tax assets	**58,394**	62,240
Deferred tax liabilities:		
Depreciation	**20,626**	16,108
Translation of foreign currency accounts	**282**	—
Other — net	**1,059**	1,172
Total deferred tax liabilities	**21,967**	17,280
Net deferred tax assets	**$ 36,427**	$ 44,960

At October 31, 2004, the Company had $10,172 of tax credit carryforwards. Of that total, $10,056 will expire in years 2011 through 2012, and $116 has no expiration date. At October 31, 2004, the Company had $6,350 of foreign operating loss carryforwards, of which $1,663 will expire in years 2005 through 2014, and $4,687 has an indefinite carryforward period. The net change in the valuation allowance was $641 in 2004 and $876 in 2003. The valuation allowance of $10,757 at October 31, 2004 relates to tax credits and loss carryforwards that may expire before being realized.

Note 5 — Incentive compensation plans

The Company has two incentive compensation plans for executive officers. The Compensation Committee of the Board of Directors, composed of independent directors, approves participants in the plans and payments under the plans.

The annual awards under the management incentive compensation plan are based upon corporate and individual performance and are calculated as a percentage of base salary for each executive officer. In making awards under this plan for any particular year, the Committee may, however, choose to modify measures, change payment levels or otherwise exercise discretion to reflect the external economic environment and individual or Company performance. Compensation expense attributable to this plan was $3,965 in 2004, $3,684 in 2003, and $1,100 in 2002.

Under the long-term incentive compensation plan, executive officers receive cash awards based solely on corporate performance measures over three-year performance periods. Cash awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless the Company achieves certain threshold performance objectives. The Committee may, however, choose to modify measures, change payment levels or otherwise exercise discretion to reflect the external economic environment and individual or Company performance. Compensation expense attributable to this plan was $7,004 in 2004, $2,653 in 2003, and $1,406 in 2002.

Note 6 — Details of balance sheet

	2004	2003
Receivables:		
Accounts	**$ 161,361**	$ 136,288
Notes	**13,004**	11,686
Other	**4,817**	8,018
	179,182	155,992
Allowance for doubtful accounts	**(5,330)**	(4,252)
	$ 173,852	$ 151,740
Inventories:		
Finished goods	**$ 42,929**	$ 38,583
Work-in-process	**12,310**	10,662
Raw materials and finished parts	**43,254**	42,657
	98,493	91,902
Obsolescence reserve	**(4,401)**	(4,555)
LIFO reserve	**(8,762)**	(8,790)
	$ 85,330	$ 78,557
Property, plant and equipment:		
Land	**$ 6,384**	$ 5,865
Land improvements	**2,792**	2,764
Buildings	**93,928**	90,200
Machinery and equipment	**165,315**	158,133
Enterprise management system	**27,809**	27,664
Construction-in-progress	**2,478**	1,137
Leased property under capitalized leases	**16,924**	14,846
	315,630	300,609
Accumulated depreciation and amortization	**(204,023)**	(185,354)
	$ 111,607	$ 115,255
Accrued liabilities:		
Salaries and other compensation	**$ 41,562**	$ 32,946
Pension and retirement	**4,092**	13,981
Taxes other than income taxes	**7,724**	4,597
Other	**37,866**	32,050
	$ 91,244	$ 83,574

Note 7 — Leases

The Company has lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $10,462 in 2004, $10,154 in 2003, and $10,611 in 2002. Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2004	2003
Transportation equipment	**$16,095**	$14,203
Other	**829**	643
Total capitalized leases	**16,924**	14,846
Accumulated amortization	**(8,098)**	(6,847)
Net capitalized leases	**$ 8,826**	$ 7,999

At October 31, 2004, future minimum lease payments under non-cancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Fiscal year ending:		
2005	$ 5,578	$ 8,742
2006	3,499	6,556
2007	1,553	4,731
2008	386	3,285
2009	41	2,288
Later years	6	3,868
Total minimum lease payments	11,063	$29,470
Less amount representing executory costs	1,123	
Net minimum lease payments	9,940	
Less amount representing interest	1,114	
Present value of net minimum lease payments	8,826	
Less current portion	4,380	
Long-term obligations at October 31, 2004	$ 4,446	

Note 8 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2004	2003
Available bank lines of credit:		
Domestic banks	**$210,000**	$260,000
Foreign banks	**67,958**	56,597
Total	**$277,958**	$316,597
Outstanding notes payable:		
Domestic bank debt	**$ —**	$ 41,775
Foreign bank debt	**15,301**	16,452
Total	**$ 15,301**	$ 58,227
Weighted-average interest rate on notes payable	**2.7%**	2.5%
Unused bank lines of credit	**$262,657**	$258,370

Included in the domestic available amount above is a $200,000 revolving credit agreement with a group of banks that began in 2004 and expires in 2009. Payment of commitment fees is required. Other lines of credit obtained by the Company can generally be withdrawn at the option of the banks and do not require material compensating balances or commitment fees.

Note 9 — Long-term debt

The long-term debt of the Company is as follows:

	2004	2003
Senior note, due 2007	**$ 50,000**	$ 50,000
Senior notes, due 2005-2011	**100,384**	100,000
Five-year term loan	**8,000**	16,000
Floating rate option notes	**—**	10,249
Industrial revenue bonds — Gwinnett County, Georgia	**—**	3,600
Leasehold improvements financing note, due 2006	**1,939**	1,867
	160,323	181,716
Less current maturities	**12,290**	9,097
Total	**$148,033**	$172,619

Senior note, due 2007 — This note is payable in one installment and bears interest at a fixed rate of 6.78 percent.

Senior notes, due 2005-2011 — These notes with a group of insurance companies have a weighted-average, fixed-interest rate of 7.02 percent and had an original weighted-average life of 6.5 years at the time of issuance in 2001. During 2004 the Company entered into an interest rate swap to convert $40,000 of 6.79 percent fixed rate debt due in May 2006 to variable rate debt. The variable rate is reset semi-annually, and at October 31, 2004 the rate was 5.34 percent.

Five-year term loan — This loan is payable in five annual installments of $8,000 beginning on October 31, 2001 with interest payable quarterly. The interest rate, which can be adjusted based on the Company's performance, was 7.52 percent at October 31, 2004.

Floating rate option notes — These notes were issued to finance real estate owned by the Company and were paid off in 2004.

Industrial revenue bonds — Gwinnett County, Georgia — These bonds were issued in connection with the acquisition and renovation of the Norcross manufacturing facility in Gwinnett County, Georgia and were paid off in 2004.

Leasehold improvements financing note, due 2006 — This note partially funded the leasehold improvements for a sales and demonstration facility in Japan built in 1996. The principal balance is Japanese Yen 200,000 and is payable in one installment in 2006. Interest, payable at a fixed rate of 3.10 percent, was converted to a variable rate through an interest rate swap. The variable rate is reset semi-annually, and at October 31, 2004 the Company's effective borrowing rate was negative .30 percent.

Annual maturities — The annual maturities of long-term debt for the five fiscal years subsequent to October 31, 2004 are as follows: $12,290 in 2005; $46,613 in 2006; $54,290 in 2007; $24,290 in 2008; and $4,290 in 2009.

Note 10 — Financial instruments

The Company enters into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are marked to market each accounting period, and the resulting gains or losses are included in other income (expense) in the Consolidated Statement of Income. A gain of $807 was recognized from changes in fair value of these contracts for the year ended October 31, 2004. A loss of $105 and a gain of $130 were recognized from changes in fair value of these contracts for the years ended November 2, 2003 and November 3, 2002, respectively.

At October 31, 2004, the Company had outstanding forward exchange contracts that mature at various dates through January 2005. The following table summarizes, by currency, the Company's forward exchange contracts at October 31, 2004 and November 2, 2003:

	Sell		Buy	
	Notional Amount	Fair Market Value	Notional Amount	Fair Market Value
October 31, 2004 contract amounts:				
Euro	**$ 8,001**	**$ 8,209**	**$50,347**	**$51,433**
British pound	**1,831**	**1,839**	**8,435**	**8,489**
Japanese yen	**3,195**	**3,182**	**14,737**	**14,657**
Others	**3,939**	**4,055**	**11,933**	**11,965**
Total	**$16,966**	**$17,285**	**$85,452**	**$86,544**
November 2, 2003 contract amounts:				
Euro	$10,782	$10,691	$41,398	$42,106
British pound	979	998	5,547	5,640
Japanese yen	4,779	4,934	12,973	12,973
Others	2,400	2,440	9,632	9,767
Total	$18,940	$19,063	$69,550	$70,486

The Company also uses foreign denominated fixed-rate debt and intercompany foreign currency transactions of a long-term investment nature to hedge the value of its investment in its wholly owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For the years ended October 31, 2004 and November 2, 2003, net gains of $1,175 and $2,360, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

The Company has entered into two interest rate swaps that convert fixed rate debt to variable rate debt. A swap related to a Japanese Yen 200,000 leasehold improvement note was entered into in 1996, and a swap related to a $40,000 senior note was entered into in 2004. The swaps have been designated as fair-value hedges, and the derivatives qualify for the short-cut method. The swaps are recorded with a fair market value of $505 in the October 31, 2004 Consolidated Balance Sheet and $73 in the November 2, 2003 Consolidated Balance Sheet.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. The Company uses major banks throughout the world for cash deposits, forward exchange contracts and interest rate swaps. The Company's customers represent a wide variety of industries and geographic regions.

As of October 31, 2004, there were no significant concentrations of credit risk. The Company does not use financial instruments for trading or speculative purposes.

The carrying amounts and fair values of the Company's financial instruments, other than receivables and accounts payable, are as follows:

	2004	
	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 60,251**	**$ 60,251**
Marketable securities	**328**	**328**
Notes payable	**(15,301)**	**(15,301)**
Long-term debt	**(160,323)**	**(172,369)**
Forward exchange contracts	**1,086**	**1,086**
Interest rate swaps	**505**	**505**

	2003	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 6,945	$ 6,945
Marketable securities	27	27
Notes payable	(58,227)	(58,227)
Long-term debt	(181,716)	(193,494)
Forward exchange contracts	278	278
Interest rate swaps	73	73

The Company used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions.
- The fair value of forward exchange contracts is estimated using quoted exchange rates of comparable contracts.
- The fair value of interest rate swaps is estimated using valuation techniques based on discounted future cash flows.

Note 11 — Capital shares

Preferred — The Company has authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in 2004, 2003, or 2002.

Common — The Company has 80,000 authorized common shares without par value. In March 1992, the shareholders adopted an amendment to the Company's articles of incorporation which, when filed with the State of Ohio, would increase the number of authorized common shares to 160,000. At October 31, 2004 and November 2, 2003, there were 49,011 common shares issued. At October 31, 2004 and November 2, 2003, the number of outstanding common shares, net of treasury shares, was 36,279 and 34,035, respectively. Treasury shares are reissued using the first-in, first-out method.

Note 12 — Company stock plans

Long-term performance plan — The Company's long-term performance plan, approved by the Company's shareholders in 2004, provides for the granting of stock options, stock appreciation rights, restricted stock, stock purchase rights, stock equivalent units, cash awards, and other stock or performance-based incentives. The number of common shares available for grant of awards is 3.0 percent of the number of common shares outstanding as of the first day of each fiscal year, plus up to an additional 0.5 percent, consisting of shares available, but not granted, in prior years. At the end of fiscal 2004, there were 1,270 shares available for grant in 2005.

Stock options — Nonqualified or incentive stock options may be granted to employees and directors of the Company. Generally, the options may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control of the Company.

The Company uses the intrinsic value method to account for employee stock options. No compensation expense has been recognized because the exercise price of the Company's stock options equals the market price of the underlying common shares on the date of grant. Tax benefits arising from the exercise of nonqualified stock options are recognized when realized and credited to capital in excess of stated value.

Summarized transactions are as follows:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at October 28, 2001	5,998	$25.82
Granted	777	$23.42
Exercised	(527)	$24.44
Forfeited or expired	(226)	$25.90
Outstanding at November 3, 2002	6,022	$25.63
Granted	473	$26.78
Exercised	(333)	$26.28
Forfeited or expired	(207)	$26.49
Outstanding at November 2, 2003	5,955	$25.65
Granted	**441**	**$27.71**
Exercised	**(2,547)**	**$26.50**
Forfeited or expired	**(26)**	**$26.56**
Outstanding at October 31, 2004	**3,823**	**$25.33**
Exercisable at November 3, 2002	4,278	$25.91
Exercisable at November 2, 2003	4,424	$25.74
Exercisable at October 31, 2004	**2,483**	**$24.79**

Summarized information on currently outstanding options follows:

	Range of Exercise Price		
	$20 - $25	$26 - $30	$31 - $35
Number outstanding	2,064	1,703	56
Weighted-average remaining contractual life, in years	5.1	7.1	2.2
Weighted-average exercise price	$22.96	$27.99	$31.88
Number exercisable	1,648	800	35
Weighted-average exercise price	$22.90	$28.39	$31.88

As discussed in Note 2, the Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock option expense is reflected in net income, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table shows pro forma information regarding net income and earnings per share as if the Company had accounted for stock options granted since 1996 under the fair value method. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.

	2004	**2003**	**2002**
Net income, as reported	**$63,334**	$35,160	$22,072
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	**(1,533)**	(3,612)	(3,187)
Pro forma net income	**$61,801**	$31,548	$18,885
Earnings per share:			
Basic — as reported	**$1.78**	$1.04	$0.66
Basic — pro forma	**$1.74**	$0.93	$0.57
Diluted — as reported	**$1.73**	$1.04	$0.66
Diluted — pro forma	**$1.69**	$0.93	$0.57
Weighted-average fair value of options granted during the year	**$8.57**	$6.98	$6.04
Risk-free interest rate	**3.88%**	3.18-3.68%	4.07-5.07%
Expected life of option, in years	**7**	7	7
Expected dividend yield	**2.19%**	2.26%	2.60%
Expected volatility	**0.30**	0.29	0.26

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock appreciation rights — The Company may grant stock appreciation rights to employees. A stock appreciation right provides for a payment equal to the excess of the fair market value of a common share when the right is exercised, over its value when the right was granted. There were no stock appreciation rights outstanding during 2004, 2003 and 2002.

Limited stock appreciation rights that become exercisable upon the occurrence of events that involve or may result in a change of control of the Company have been granted with respect to 3,823 shares.

Restricted stock — The Company may grant restricted stock to employees and directors of the Company. These shares may not be disposed of for a designated period of time defined at the date of grant and are to be returned to the Company if the recipient's employment terminates during the restriction period. As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value. In 2004, there were 66 restricted shares granted at a weighted-average fair value of $29.00 per share (58 and $23.41 in 2003 and 4 and $24.17 in 2002). Net amortization was $946 in 2004 ($575 in 2003 and $294 in 2002).

Employee stock purchase rights — The Company may grant stock purchase rights to employees. These rights permit eligible employees to purchase a limited number of common shares at a discount from fair market value. No stock purchase rights were outstanding during 2004, 2003, and 2002.

Shareholder rights plan — In August 1988, the Board of Directors declared a dividend of one common share purchase right for each common share outstanding on September 9, 1988. Rights are also distributed with common shares issued by the Company after that date. The rights may only be exercised if a party acquires 15 percent or more of the Company's common shares. The exercise price of each right is $175.00 per share. The rights trade with the shares until the rights become exercisable, unless the Board of Directors sets an earlier date for the distribution of separate right certificates. The rights plan was amended and restated in May 2003.

If a party acquires at least 15 percent of the Company's common shares (a "flip-in" event), each right then becomes the right to purchase two common shares of the Company for $1.00 per share.

The rights may be redeemed by the Company at a price of $.01 per right at any time prior to a "flip-in" event, or expiration of the rights on October 31, 2007.

Shares reserved for future issuance — At October 31, 2004, there were 87,205 shares reserved for future issuance through the exercise of outstanding options or rights, including 82,322 shares under the shareholder rights plan.

Note 13 — Nonrecurring charges

During the fourth quarter of 2004, the Company disposed of a minority equity investment that resulted in a pretax loss of $3,288 ($2,257 after tax), which was recorded in other expense.

During 2003, the Company recognized severance and restructuring costs of $2,028 ($1,359 after tax, or $.04 per share), primarily related to severance payments to approximately 70 employees of the finishing and coating and the advanced technology segments in North America. The unpaid balance of $183 at November 2, 2003 was paid in 2004.

In the face of difficult economic conditions during 2002 that accelerated the technical obsolescence of certain inventory and impacted the demand for other inventory, the Company recognized an inventory write-down in the fourth quarter of 2002 of $11,388 ($7,630 on an after-tax basis, or $.23 per share). This amount was recorded in cost of sales. The addition of $11,388 to the inventory obsolescence reserve brought the reserve balance to $23,149. During 2003, $21,281 of inventory was disposed of and charged against the reserve, leaving a balance of $1,868 in this reserve at November 2, 2003. The remaining inventory was disposed of in 2004.

Also, during 2002, the Company recognized severance and restructuring costs of $2,690 ($1,802 on an after-tax basis, or $.05 per share). Of this amount, $2,499 related to workforce reduction actions involving approximately 130 employees. This amount was recorded below selling and administrative expenses in the Consolidated Statement of Income. The remaining amount of $191 related to the combination of two of the Company's businesses and was included in cost of sales. Of the total amount, $657 was unpaid at November 3, 2002 and paid in 2003. Total severance, restructuring and inventory write-down costs in 2002 were $14,078 ($9,432 on an after-tax basis, or $.28 per share).

Note 14 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at their estimated fair value at the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results of acquisitions are included in the Consolidated Statement of Income from the respective dates of acquisition.

In April 2004, the Company acquired full ownership of W. Puffe Technologie, a German manufacturer of hot melt adhesive dispensing systems for the textile, aerospace, life science, automotive, construction and baby diaper industries, with annual sales of approximately $6,000. The cost of the acquisition was $4,473, which was allocated to net tangible assets of $1,498, intangible assets of $570 and tax-deductible goodwill of $2,405. The intangible assets consist of patents, which are being amortized over an average of 14 years, and a noncompete agreement, which will be amortized over two years.

In March 2003, the Company acquired full ownership interest in land and a building owned by a partnership that leased office and manufacturing space to the Company. The real estate is located in Duluth, Georgia and serves as the worldwide headquarters for the Company's adhesives businesses. As a result, the Company assumed $10,704 of debt owed by the partnership, real estate with a net book value of $10,270, cash and other current liabilities. Previously, the Company had leased the property under an operating lease with a partnership in which the Company was a partner.

In February 2002, the Company acquired a distributor of EFD equipment for $1,223.

Assuming these acquisitions had taken place at the beginning of 2002, pro forma results would not have been materially different.

Note 15 — Supplemental information for the statement of cash flows

	2004	2003	2002
Cash operating activities:			
Interest paid	**$15,654**	$18,188	$22,232
Income taxes paid	**15,555**	12,749	6,522
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 5,614**	$ 5,223	$ 4,295
Capitalized lease obligations terminated	**424**	864	635
Shares acquired and issued through exercise of stock options	**11,081**	4,794	4,030
Non-cash assets and liabilities of businesses acquired:			
Working capital	**$ 145**	$ (147)	$ 253
Property, plant and equipment	**1,615**	10,297	—
Intangibles and other	**2,975**	10	970
Long-term debt and other liabilities	**(722)**	(10,704)	—
	$ 4,013	$ (544)	$ 1,223

Note 16 — Operating segments and geographic area data

The Company conducts business across three primary business segments: adhesive dispensing and nonwoven fiber systems, finishing and coating systems and advanced technology systems. The composition of segments and measure of segment profitability is consistent with that used by the Company's chief operating decision maker. The primary focus is operating profit, which equals sales less operating costs and expenses. Beginning in 2004, the method of measuring segment operating profit was modified. A larger portion of corporate expenses is now being allocated to the three primary business segments. Additional corporate expenses of $17,304 were allocated to the three business segments compared to the prior method of measuring segment profit. These expenses represent costs incurred to support all business segments, including human resources, legal, finance and certain employee benefit costs. Prior year segment results have been reclassified to conform to the new measurement of segment operating profit. Additional expense amounts of $14,972 and $9,629 for 2003 and 2002, respectively, were allocated to the three business segments. Operating profit excludes interest income (expense), investment income (net) and other income (expense). Items below the operating income line of the Condensed Consolidated Statement of Income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the Company's chief operating decision maker. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

In 2004, the Company realigned its geographic reporting. Previously, sales were reported in four regions, North America, Europe, Japan and Pacific South. The regions are now United States, Americas (Canada and Latin America), Europe, Japan and Asia Pacific. Prior year amounts have been reclassified to conform to the new alignment.

Nordson products are used in a diverse range of industries, including appliance, automotive, bookbinding, circuit board assembly, electronics, food and beverage, furniture, medical, metal finishing, nonwoven products, packaging, semiconductor and telecommunications. Nordson sells its products primarily through a direct, geographically dispersed sales force.

No single customer accounted for more than 5 percent of the Company's sales in 2004, 2003, or 2002.

The following table presents information about Nordson's reportable segments:

	Adhesive Dispensing and Nonwoven Fiber	Finishing and Coating	Advanced Technology	Corporate	Total
Year ended October 31, 2004					
Net external sales	**$497,699**	**$130,944**	**$164,901**	**$ —**	**$793,544**
Depreciation	**11,508**	**3,871**	**3,851**	**4,853**	**24,083**
Operating profit	**97,904**	**2,466**	**30,229**	**(20,001)**	**110,598**
Identifiable assets[c]	**220,647**	**58,161**	**53,920**	**537,443** [b]	**870,171**
Expenditures for long-lived assets[d]	**5,292**	**1,587**	**1,808**	**2,750**	**11,437**
Year ended November 2, 2003					
Net external sales	$426,204	$112,722	$128,421	$ —	$667,347
Depreciation	12,019	4,000	4,731	6,546	27,296
Operating profit	73,302	707	14,502	(19,915)[a]	68,596
Identifiable assets[c]	203,634	49,438	55,968	482,185 [b]	791,225
Expenditures for long-lived assets[d]	4,417	1,133	1,329	684	7,563
Year ended November 3, 2002					
Net external sales	$413,082	$114,196	$120,478	$ —	$647,756
Depreciation	11,416	4,447	4,623	7,509	27,995
Operating profit	79,033	(1,531)	6,899	(31,382)[a]	53,019
Identifiable assets[c]	205,040	56,343	61,778	459,671 [b]	782,832
Expenditures for long-lived assets[d]	5,219	1,070	4,222	886	11,397

(a) Includes $2,028 of severance and restructuring charges in 2003 and $14,078 of severance and restructuring charges and inventory write-downs in 2002. These charges were not allocated to reportable segments for management reporting purposes.

(b) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, capital leases, headquarter facilities, the major portion of the Company's domestic enterprise management system and intangible assets.

(c) Includes notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves and property, plant and equipment net of accumulated depreciation.

(d) Long-lived assets consist of property, plant and equipment and capital lease assets.

Notes to Consolidated Financial Statements — *Continued*

The Company has significant sales and long-lived assets in the following geographic areas:

	2004	2003	2002
Net external sales			
United States	**$266,050**	$245,918	$279,034
Americas	**51,390**	42,340	42,580
Europe	**296,067**	244,709	219,846
Japan	**87,477**	73,333	59,993
Asia Pacific	**92,560**	61,047	46,303
Total net external sales	**$793,544**	$667,347	$647,756
Long-lived assets			
United States	**$ 86,832**	$ 94,044	$ 98,728
Americas	**1,329**	1,356	1,204
Europe	**15,979**	13,848	13,125
Japan	**3,559**	3,675	3,867
Asia Pacific	**3,908**	2,332	1,849
Total long-lived assets	**$111,607**	$115,255	$118,773

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2004	2003	2002
Total profit for reportable segments	**$110,598**	$ 68,596	$ 53,019
Interest expense	**(15,432)**	(18,063)	(21,713)
Interest and investment income	**1,350**	889	924
Other-net	**(2,688)**	1,055	714
Consolidated income before income taxes	**$ 93,828**	$ 52,477	$ 32,944

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2004	2003	2002
Total assets for reportable segments	**$870,171**	$791,225	$782,832
Plus: customer advance payments	**8,921**	6,229	5,012
Eliminations	**(39,705)**	(30,648)	(23,372)
Total consolidated assets	**$839,387**	$766,806	$764,472

Note 17 — Goodwill and other intangible assets

In 2002, the Company adopted FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." No. 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. No. 142 provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. In accordance with No. 142, the Company completed a transitional goodwill impairment test that resulted in no impairment loss being recognized. Goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. Estimates of future cash flows, discount rates and terminal value amounts are used to determine the estimated fair value of the reporting units. The results of the Company's analyses indicated that no reduction of goodwill is required.

Changes in the carrying amount of goodwill for 2004 by operating segment are as follows:

	Adhesive Dispensing and Nonwoven Fiber Systems	Finishing and Coating Systems	Advanced Technology Systems	Total
Balance at November 2, 2003	$27,998	$3,387	$297,187	$328,572
Acquisition of new business	2,405	—	—	2,405
Consolidation of joint venture	88	8	29	125
Currency effect	224	43	290	557
Balance at October 31, 2004	$30,715	$3,438	$297,506	$331,659

Information regarding the Company's intangible assets subject to amortization is as follows:

	October 31, 2004		
	Carrying Amount	Accumulated Amortization	Net Book Value
Core/developed technology	$10,400	$ 2,667	$ 7,733
Noncompete agreements	4,079	1,430	2,649
Patent costs	2,966	1,628	1,338
Other	6,332	5,612	720
Total	$23,777	$11,337	$12,440

	November 2, 2003		
	Carrying Amount	Accumulated Amortization	Net Book Value
Core/developed technology	$10,400	$1,792	$ 8,608
Noncompete agreements	3,935	1,331	2,604
Patent costs	2,236	1,295	941
Other	6,189	5,131	1,058
Total	$22,760	$9,549	$13,211

At October 31, 2004, $4,891 of intangible assets related to a minimum pension liability for the Company's pension plans were not subject to amortization. The amount at November 2, 2003 was $2,152.

Amortization expense for 2004 and 2003 was $1,846 and $1,369, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal Year	Amounts
2005	$1,772
2006	$1,533
2007	$1,456
2008	$1,485
2009	$1,212

Note 18 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
2004:				
Sales	**$170,640**	**$196,602**	**$197,949**	**$228,353**
Cost of sales	**77,767**	**83,976**	**85,835**	**106,735**
Net income	**9,664**	**16,673**	**17,274**	**19,723**
Earnings per share:				
Basic	**$ .28**	**$ .47**	**$ .48**	**$ .55**
Diluted	**.27**	**.46**	**.47**	**.53**
2003:				
Sales	$145,323	$166,679	$166,272	$189,073
Cost of sales	66,066	73,582	74,749	87,169
Net income	4,989	8,090	8,745	13,336
Earnings per share:				
Basic	$ .15	$ .24	$ .26	$ .39
Diluted	.15	.24	.26	.39

Domestic operations report results using four 13-week quarters. International subsidiaries report results using calendar quarters.

During the fourth quarter of 2004, the Company disposed of a minority equity investment that resulted in a pre-tax loss of $3,288 ($2,257 after tax), which was recorded in other expense.

During 2003, the Company recognized severance and restructuring pretax charges of $22 in the first quarter ($15 after tax), $1,446 in the second quarter ($969 after tax), $157 in the third quarter ($105 after tax), and $403 in the fourth quarter ($270 after tax).

Note 19 — Contingencies

The Company is involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is the Company's opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on its financial condition, quarterly or annual operating results, and cash flows.

Environmental – The Company has been identified as a potentially responsible party (PRP) at a Wisconsin municipal landfill and has voluntarily agreed with other PRP's to share costs associated with (1) a feasibility study and remedial investigation ("FS/RI") for the site and (2) providing clean drinking water to the affected residential properties through completion of the FS/RI phase of the project. The FS/RI is expected to be completed in 2005. The Company is committing $829 towards completing the FS/RI phase of the project and providing clean drinking water. This amount has been recorded in the Company's financial statements. Against this commitment, the Company has made payments of $363 through the end of fiscal year 2004. The remaining amount of $466 is recorded in accrued liabilities in the October 31, 2004 Consolidated Balance Sheet. The total cost of the Company's share for remediation efforts will not be ascertainable until the FS/RI is completed and a remediation plan is approved by the Wisconsin Department of Natural Resources, which is anticipated to occur in 2006. However, based upon current information, the Company does not expect that the costs associated with remediation will have a material effect on its financial condition or results of operations.

The European Union ("EU") has adopted two Directives to facilitate the recycling of electrical and electronic equipment sold in the EU. The first of these is the Waste Electrical and Electronic Equipment ("WEEE") Directive which directs EU Member States to enact laws, regulations, and administrative provisions to ensure that producers of electrical and electronic equipment provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE from products placed on the market after August 13, 2005 and from products in use prior to that date that are being replaced. The second of these Directives is the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS") Directive. The RoHS Directive addresses the restriction on use of certain hazardous substances such as mercury, lead, cadmium, and hexavalent cadmium in electrical and electronic equipment placed on the market after July 1, 2006. As of October 31, 2004, EU Member States continue to develop legislation to implement these Directives.

During the year, the Company established a project management team whose efforts are directed at assessing the impact of the Directives on the Company's supply chain management and manufacturing processes and developing a strategy to permit the Company to react and comply with legislation enacted by Member States. The cost to the Company to comply with the Directives and Member States' legislation will not be quantifiable until Member States have fully implemented the Directives.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation as of October 31, 2004 and November 2, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 15(a)(2) and (d). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation at October 31, 2004 and November 2, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst + Young LLP

Cleveland, Ohio
December 8, 2004

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including its Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of the Company's disclosure controls and procedures as of October 31, 2004. Based on that evaluation, the Company's management, including its CEO and CFO, have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There have been no changes in the Company's internal controls over financial reporting or in other factors identified in connection with this evaluation that occurred during the fourth quarter of the fiscal year ended October 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9b. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Company

The Company incorporates herein by reference the information appearing under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive Proxy Statement for the 2005 Annual Meeting. Information regarding the Company's audit committee financial expert is incorporated by reference to the caption "Election of Directors" of the definitive Proxy Statement for the 2005 Annual Meeting.

Executive officers of the Company serve for a term of one year from date of election to the next organizational meeting of the Board of Directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers of the Company is contained in Part I of this report under the caption "Executive Officers of the Company."

The Company has adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on the Company's Web site at ***www.nordson.com***. All material changes to the code will be posted to the Web site.

Item 11. Executive Compensation

The Company incorporates herein by reference the information appearing under the caption "Compensation of Directors," and information pertaining to compensation of executive officers appearing under the captions "Summary Compensation Table," "Option/SAR Grants in Last Fiscal Year," "Long-Term Incentive Compensation," "Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values," "Salaried Employees' Pension Plan," and "Excess Defined Benefit Pension Plan and Excess Defined Contribution Retirement Plan" in the Company's definitive Proxy Statement for the 2005 Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Company incorporates herein by reference the information appearing under the caption "Ownership of Nordson Common Shares" in the Company's definitive Proxy Statement for the 2005 Annual Meeting.

Equity Compensation Table

The following table sets forth information regarding the Company's equity compensation plans in effect as of October 31, 2004.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	3,283	$ 25.33	1,270
Equity compensation plans not approved by security holders	—	—	—
Total	3,283	$ 25.33	1,270

Item 13. Certain Relationships and Related Transactions

The Company incorporates herein by reference the information appearing under the caption "Agreements with Officers and Directors" in the Company's definitive Proxy Statement for the 2005 Annual Meeting. There are no other transactions that require disclosure pursuant to Item 404 of Regulation S-K.

William D. Ginn, a director of the Company, is a retired partner with the law firm of Thompson Hine LLP. Thompson Hine LLP has in the past provided and continues to provide legal services to the Company.

Item 14. Principal Accounting Fees and Services

The Company incorporates herein by reference the information appearing under the caption "Independent Auditors" in the Company's definitive Proxy Statement for the 2005 Annual Meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1). Financial Statements

The financial statements listed in the accompanying index to financial statements are included in Part II, Item 8.

(a)(2) and (d). Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2004.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a)(3) and (c). Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: January 14, 2005

By: /s/ PETER S. HELLMAN

Peter S. Hellman
President, Chief Financial and Administrative Officer

/s/ NICHOLAS D. PELLECCHIA

Nicholas D. Pellecchia
Vice President, Finance and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ EDWARD P. CAMPBELL Edward P. Campbell Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 14, 2005
/s/ PETER S. HELLMAN Peter S. Hellman Director, President, Chief Financial and Administrative Officer (Chief Financial Officer)	January 14, 2005
/s/ NICHOLAS D. PELLECCHIA Nicholas D. Pellecchia Vice President, Finance and Controller (Chief Accounting Officer)	January 14, 2005
/s/ DR. GLENN R. BROWN Dr. Glenn R. Brown Director	January 14, 2005
/s/ WILLIAM W. COLVILLE William W. Colville Director	January 14, 2005
/s/ WILLIAM D. GINN William D. Ginn Director	January 14, 2005
/s/ STEPHEN R. HARDIS Stephen R. Hardis Director	January 14, 2005

/s/ DR. DAVID W. IGNAT Dr. David W. Ignat Director	January 14, 2005
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Director	January 14, 2005
/s/ WILLIAM P. MADAR William P. Madar Director	January 14, 2005
/s/ MARY G. PUMA Mary G. Puma Director	January 14, 2005
/s/ WILLIAM L. ROBINSON William L. Robinson Director	January 14, 2005
/s/ BENEDICT P. ROSEN Benedict P. Rosen Director	January 14, 2005

Schedule II — Valuation and Qualifying Accounts and Reserves

(In thousands)	Balance at Beginning of Year	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts					
Fiscal 2002	$ 4,018	2,216	2,594	141	$ 3,781
Fiscal 2003	$ 3,781	1,581	1,462	352	$ 4,252
Fiscal 2004	**$ 4,252**	**2,429**	**1,538**	**187**	**$ 5,330**
Inventory Obsolescence Reserve					
Fiscal 2002	$10,570	16,902	4,566	243	$23,149
Fiscal 2003	$23,149	2,243	21,281	444	$ 4,555
Fiscal 2004	**$ 4,555**	**2,782**	**3,066**	**130**	**$ 4,401**

NORDSON CORPORATION

Index to Exhibits

(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year-ended October 31, 1999)
3-b	1998 Amended Regulations
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	$200 million Credit Agreement between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated October 19, 2004)
4-b	Second Restated Rights Agreement between Nordson Corporation and National City Bank, Rights Agent (incorporated herein by reference to Exhibit 4-b to Registrant's Annual Report on Form 10-K for the year-ended November 2, 2003)
4-c	$100 million Senior Note Purchase Agreement between Nordson Corporation and various insurance companies (incorporated herein by reference to Exhibit 4b to Registrant's Form 10-Q for the quarter-ended July 29, 2001)
(10)	Material Contracts
10-a	Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated November 8, 2004)*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year-ended October 29, 2000)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year-ended October 28, 2001)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year-ended November 2, 2003)*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year-ended October 29, 2000)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e to Registrant's Annual Report on Form 10-K for the year-ended November 2, 2003)*
10-e-1	First Amendment to Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-f-1 to Registrant's Annual Report on Form 10-K for the year-ended October 29, 2000)*
10-e-2	Second Amendment to Nordson Corporation Excess Defined Benefit Retirement Plan (incorporated herein by reference to Exhibit 10-f-2 to Registrant's Annual Report on Form 10-K for the year-ended October 29, 2000)*
10-f	Employment Agreement between the Registrant and Edward P. Campbell*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 (incorporated herein by reference to Exhibit 10-j-1 to Registrant's Annual Report on Form 10-K for the year-ended October 29, 2000)*
10-g-1	Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated November 8, 2004)*
10-h	Nordson Corporation Assurance Trust Agreement*
10-h-1	Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell*
10-h-2	Form of Employment Agreement (Change in Control) between the Registrant and Officers – excluding Edward P. Campbell*
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Auditors

Index to Exhibits — *Continued*

Exhibit Number	Description
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99)	Additional Exhibits
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
99-b	Form S-8 Undertakings (No. 2-66776)

* Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants

Exhibit 21

NORDSON CORPORATION

Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson GmbH
Belgium	Nordson Benelux S.A./N.V.
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co. Ltd.
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.
France	Dosage 2000[(1)]
Germany	Nordson Deutschland GmbH[(2)]
Germany	Nordson Engineering GmbH
Hong Kong	Nordson Application Equipment, Inc.
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson European Distribution B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Deutschland GmbH — Representative Office
Singapore	Nordson S.E. Asia (Pte.) Ltd.
South Korea	Nordson Sang San Limited
Spain	Nordson Iberica, S.A.
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.[(3)]
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Nordson U.V. Limited.

Jurisdiction of Incorporation	Name
DOMESTIC:	
California	Asymptotic Technologies, Inc.[4]
California	March Plasma Systems, Inc.
Connecticut	Electrostatic Technology, Inc.
Georgia	J and M Laboratories
New Jersey	Horizon Lamps, Inc.
Ohio	Nordson U.S. Trading Company
Rhode Island	Electron Fusion Devices, Inc.
Rhode Island	EFD, International, Inc.[5]

Ownership Legend

(1) Owned by Electron Fusion Devices, Inc.

(2) Owned by Nordson Engineering GmbH and Nordson Corporation

(3) Owned by Nordson Benelux S.A./N.V.

(4) Doing business as Asymtek

(5) Owned by Electron Fusion Devices, Inc.

Exhibit 23

NORDSON CORPORATION

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8) listed below and the related prospectuses of Nordson Corporation of our report dated December 8, 2004, with respect to the consolidated financial statements and schedules of Nordson Corporation included in this Annual Report (Form 10-K) for the year ended October 31, 2004:

- Nordson Corporation 1982 Amended and Restated Stock Appreciation Rights Plan (now entitled 1988 Amended and Restated Stock Appreciation Rights Plan) (No. 2-66776)
- Nordson Employees' Savings Trust Plan (No. 33-18309)
- Nordson Hourly-Rated Employees' Savings Trust Plan (No. 33-33481)
- Nordson Corporation 1993 Long-Term Performance Plan (No. 33-67780)
- Nordson Corporation — Slautterback Corporation 401(k) Profit Sharing Plan (No. 33-73522)
- Nordson Corporation 2004 Long-Term Performance Plan (No. 333-119399)

Ernst + Young LLP

Cleveland, Ohio
January 14, 2005

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Edward P. Campbell, certify that:

1. I have reviewed this annual report on Form 10-K of Nordson Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors
and Chief Executive Officer

Date: January 14, 2005

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter S. Hellman, certify that:

1. I have reviewed this annual report on Form 10-K of Nordson Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ PETER S. HELLMAN

Peter S. Hellman
President, Chief Financial and
Administrative Officer

Date: January 14, 2005

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward P. Campbell, Chairman of the Board of Directors and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors
and Chief Executive Officer

January 14, 2005

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter S. Hellman, President, Chief Financial and Administrative Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ PETER S. HELLMAN

Peter S. Hellman
President, Chief Financial and
Administrative Officer and Director

January 14, 2005

Worldwide Operations

World Headquarters

Nordson Corporation
28601 Clemens Road
Westlake, Ohio

Major U.S. Operations

Nordson Corporation
555 Jackson Street
Amherst, Ohio

Nordson Corporation
11475 Lakefield Drive
Duluth, Georgia

Nordson Corporation
2905 Pacific Drive
Norcross, Georgia

Nordson Corporation
12 Nordson Drive
Dawsonville, Georgia

Nordson Corporation
308 Glenwood Road
Swainsboro, Georgia

Nordson Corporation
4400 Speedway Boulevard
Lincoln, Alabama

Asymtek
2762 Loker Avenue West
Carlsbad, California

EFD, Inc.
977 Waterman Avenue
East Providence, Rhode Island

Electrostatic Technology, Inc.
4 Pin Oak Drive
Branford, Connecticut

Horizon Lamps, Inc.
150 Anderson Street
Phillipsburg, New Jersey

March Plasma Systems, Inc.
2470-A Bates Avenue
Concord, California

March Plasma Systems, Inc.
12000 28th Street North
St. Petersburg, Florida

Direct Operations

Australia
Nordson Australia Pty. Ltd.
Sydney, Australia
Melbourne, Australia

Austria
Nordson GmbH
Wien, Austria

Brazil
Nordson do Brasil
Industria e Comercio Ltda.
São Paulo, Brazil

Canada
Nordson Canada, Ltd.
Toronto, Ontario, Canada

China
Nordson (China) Co., Ltd.
Shanghai, China

Colombia
Nordson Andina Ltda.
Envigado, Colombia

Czech Republic
Nordson CS, spol.s.r.o.
Brno, Czech Republic

Denmark
Nordson Danmark A/S
Copenhagen, Denmark

Finland
Nordson Finland Oy
Helsinki, Finland

France
Nordson France S.A.S.
Lagny Sur Marne Cedex, France

Dosage 2000
Bougival, France

Germany
Nordson Deutschland GmbH
Erkrath, Germany

Nordson Engineering GmbH
Lüneburg, Germany

Hong Kong
Nordson Application
Equipment, Inc.
New Territories, Hong Kong

India
Nordson India Private Ltd.
Bangalore, India
Mumbai, India

Italy
Nordson Italia S.p.A.
Milano, Italy

Japan
Nordson K.K.
Tokyo, Japan

Nordson Asymtek K.K.
Tokyo, Japan

Malaysia
Nordson (Malaysia) Sdn. Bhd.
Selangor, Malaysia

México
Nordson de México, S.A. de C.V.
México City, México

Netherlands
Nordson Benelux B.V.
Udenhout, The Netherlands

Nordson B.V.
Maastricht, The Netherlands

Nordson European
Distribution B.V.
Maastricht, The Netherlands

New Zealand
Nordson New Zealand
Auckland, New Zealand

Norway
Nordson Norge A/S
Rud, Norway

Poland
Nordson Polska Sp.z.o.o.
Warsaw, Poland

Portugal
Nordson Portugal
Equipamento Industrial, Lda.
Porto, Portugal

Russia
Nordson Deutschland GmbH
Representative Office
St. Petersburg, Russia

Singapore
Nordson S.E. Asia (Pte.) Ltd.
Singapore

South Korea
Nordson Sang San Ltd.
Seoul, South Korea

Spain
Nordson Iberica, S.A.
Valencia, Spain

Sweden
Nordson AB
Malmö, Sweden

Switzerland
Nordson Schweiz A.G.
Münchenstein, Switzerland

United Kingdom
EFD International, Inc.
Dunstable, England

Nordson U.K. Ltd.
Stockport, England
Thame, England

Nordson UV Ltd.
Slough, England


Nordson

Nordson Corporation 28601 Clemens Road Westlake, Ohio 44145-4551 www.nordson.com